SureWest Communications

2002 Annual Report



ARIS
P.E.
12-31-02
0-29660
APR 22 2003

PROCESSED
APR 23 2003
THOMSON
FINANCIAL



Expectations.

Great achievements lead to greater expectations.

SureWest Communications, through its family of companies, provides highly reliable advanced communications products and services to the Sacramento region. Our services, which are provided with the highest standards of customer care, include local and long distance telephone service, digital cable television, PCS wireless service, Digital Subscriber Lines (DSL), high-speed Internet access, data transport, and telephone directories.

SureWest Communications is focused on meeting the expectations of its customers and shareholders. Decades of positive returns to shareholders are the result of innovation at times of opportunity and performance at times of dramatic change. Our objective is clear — SureWest Communications and its employees are committed to the very best in service and technology. Our perseverance and determination produce results. We are proud to review our 2002 achievements and look forward to the future.

Table of Contents

Shareholder Letter	2
Statistical Highlights	5
Business Overview	6
Family of Companies	9
Strategy for Growth in Emerging Businesses	10
Stock Performance Chart, Stock and Dividends	13
Advanced Technology, Traditional Customer Service	14
Year at a Glance	17
Employees	18
Selected Financial Data	26
Management's Discussion and Analysis	27
Report of Independent Auditors	63

Facts.



To our Shareholders:

The U.S. economy and the telecommunications industry had a rough year in 2002. Companies reported falling earnings, widespread lay-offs and job cuts throughout the industry. Stocks, including SureWest Communications, traded down. Despite this challenging environment, we are pleased that our company continued to grow, posting improved results over 2001 on both a top-line and bottom-line basis.

For the year, revenues increased 13.7% to $188.9 million and earnings per share increased $.09 to $.76 per share. Our progress during such a difficult time is a direct testament to the success of our strategic plan, sound capital management and the hard work of all our employees.

The core of our success remains the strength of Roseville Telephone Company, our local telephone operation, which demonstrated once again that it is among the finest local exchange telephone companies in the country. We serve a robust and expanding region and experienced a 2% increase in access lines, at the same time that most telephone companies, including the Bell Operating Companies, sustained line losses. The attractiveness of our marketplace is complemented by our hallmark service and technology, which continues to receive high marks from our customers. During the year, we rolled out enhanced services such as automatic bill payment options and offered new features such as high speed Ethernet services to our business customers. Additionally, we are proud to now be offering coverage for Digital Subscriber Lines (DSL) to 100% of our telephone service area. At year-end, DSL subscribers numbered more than 15,000, representing a residential penetration rate of more than 16%. We believe our percentage penetration is the highest in the nation, earning us considerable recognition in the industry for our technology leadership.

In 2002, we also became the leading supplier of long distance service in our telephone territory. We concluded the year with nearly 40,000 long distance lines in service, to assume the number one ranking in our market. We also produced the leading telephone directory in Roseville, with Directory

advertising generating nearly $15 million in revenues and a healthy cash flow for the company in 2002. And, SureWest Directories is aggressively pursuing directory opportunities throughout the Northern California market.

In a very competitive market, SureWest Wireless also reached a milestone in 2002 by exceeding 40,000 subscribers, a 28% increase over 2001. Wireless revenues topped $23 million for the year and accounted for 13% percent of total company revenues. With a fully developed wireless infrastructure, the rate of capital spending is scheduled to decline for this growing operation.

In the fourth quarter of 2002, we consolidated SureWest's Internet and custom data services into SureWest Broadband. With 20,000 Internet and data customers, SureWest Broadband is the largest locally-owned provider of high-speed Internet services and a major competitive force in the region. In addition, the company's competitive local exchange operations (CLEC) continue to experience growth in fiber-based services. To complement these operations, one of SureWest's pivotal events of 2002 was our acquisition of assets from Western Integrated Networks, which was offering bundled digital cable television, local and long distance telephone services, and high-speed Internet access in the Greater Sacramento region. Our $12 million asset purchase included superior next-generation technology that allows us to provide these three core services on the same technology platform. Marketed under the SureWest Broadband brand, we expect that these complementary products will be well received by both business and residential customers alike. Our advantage rests on our ability to heavily leverage our existing regional fiber network and core competencies and thereby reduce some of the capital expenditures for this "triple-play" operation, as well as position us for solid revenue streams in the future.



Our steady progress in 2002 was against the backdrop of a falling stock market and an increasingly skeptical investing public that witnessed many high profile failures in the telecommunications industry. Sound financial management remains the cornerstone of our strategy and we remain firmly committed to enhancing shareholder

value. We believe investors recognize the value of a consistent dividend policy, such as our own 197 consecutive quarters of paying cash dividends to our shareholders. We endorse President Bush's proactive role in supporting tax-relief for shareholders receiving our dividends, and successful legislation will certainly raise the bar in overall investor expectations to a level that you have already come to appreciate.

While the overall economic environment did have an impact on our operations and stock price, we remain focused on improving our core and emergent businesses and pursuing our strategic plan. This strategic plan is centered on our successful Roseville Telephone operations and its potential for further growth in a robust local economy. Additionally, we are complementing this strong, stable business with faster growing, synergistic business opportunities such as SureWest Wireless, our broadband business and new digital cable product offering. Our approach to these businesses is no different than our strategy in the past. We offer our customers superior service and reliable technology at an affordable price. We remain aggressively focused on customer expansion while maintaining a conservative financial plan that is inherently flexible to adjust to a changing competitive environment. By leveraging all of our operations, we can move even closer toward our goal of being the premier provider of integrated communications services in the region.

Your board of directors remains committed to pursuing its strategic goals while adhering to the highest standard of corporate governance. In 2002, Congress enacted the Sarbanes-Oxley Act which establishes new corporate governance standards and disclosure requirements. In addition, the Nasdaq national market has also proposed changes to its corporate governance listing requirements. We are confident that our controls and procedures in place before the legislative and regulatory changes were at an appropriate level to assure financial statement integrity. We will continue to act promptly in 2003 as new rules become final and transition periods expire.

We thank you for your loyal support and look forward to keeping you informed of our progress in the coming year. Please join us in expressing our gratitude to our dedicated employees for their hard work in 2002.

Sincerely,



Thomas E. Doyle
Chairman of the Board



Brian H. Strom
President & Chief
Executive Officer

Statistical Highlights

	2002	2001	Increase (Decrease)
Operating revenues	$ 188,910,000	$ 166,234,000	14%
Net income	$ 11,249,000	$ 10,317,000	9%
Basic earnings per share (1)	$ 0.76	$ 0.67	13%
Cash dividends per share (2)	$ 1.00	$ 1.00	0%
Number of employees	944	817	16%
Number of shareholders	7,720	7,988	(3%)
Gross plant investment	$ 575,581,000	$ 524,505,000	10%
Number of primary access lines	138,112	135,346	2%

(1) Shares used in the computation of basic earnings per share are based on the weighted average number of common shares outstanding, excluding unvested restricted common shares.

(2) Cash dividends per share are based on the actual dividends per share, as declared by the Company's Board of Directors.

Regional in size,



[illegible] than 30,000 strand-miles of fiber optic [illegible] an Internet-ready digital network, [illegible] businesses and telecommuters [illegible] telecommunications they need.

unlimited in potential.

SureWest Communications' objective is to become the Sacramento region's leading provider of integrated communications services. We're well on our way.



A key component of our success is the strength and stability of Roseville Telephone Company, which serves an 83-square-mile regulated service area in south Placer County and northern Sacramento County. It's a vibrant region with high average household income, robust growth and an enviable quality of life. The service area is host to roughly 80,000 households, over 200,000 people and thousands of diverse businesses such as Hewlett-Packard, The Gap, NEC, Williams-Sonoma and Wells Fargo. The region's progressive, business-friendly reputation fuels a thriving entrepreneurial community. Roseville Telephone's state-of-the-art telecommunications infrastructure, which includes 30,000 strand-miles of fiber optics and an Ethernet-ready digital network, is a center-piece of the region's attractiveness to businesses and telecommuters.

Thousands of new DSL subscribers signed up in 2002.

By emphasizing best-in-class technology and outstanding customer service, Roseville Telephone Company has translated the opportunities of its marketplace into steady returns for shareholders.



Despite economic challenges in 2002 for the telecommunications industry, access line counts were up and network access revenues reflected the continued growth in data transport services. Many companies have located back-office and data-processing centers in the seismically stable Sacramento region, and these firms are processing and transporting more and more information. At the residential level, consumers are also looking for faster connections to the Internet and Roseville Telephone Company fulfilled this need by adding thousands of new DSL subscribers in 2002.



Family of companies.

From local telephone service to wireless to DSL, reliability and customer care are the cornerstones of the SureWest name.

Roseville Telephone Company — Serving California's fastest growing region with reliable telecommunications services and best-in-class technology.

SureWest Wireless — Providing robust, reliable wireless telecommunications services in 16 northern California counties, stretching from Modesto to the Oregon border.

SureWest Broadband — Offering high-speed telecommunications services including voice, transport, Internet, custom data services and video.

SureWest Directories — Connecting businesses and consumers with effective, easy-to-use, local directory publishing.

Roseville Long Distance — Making connections around the world with competitively-priced, interstate and intrastate long distance calling packages.

SureWest Foundation — Giving back to the communities where we live and work through nonprofit contributions.

Roseville Telephone Museum — Preserving telephone history for posterity, this nonprofit museum boasts one of the finest collections of antique telephone memorabilia in the country.

Ninety years old



SureWest Wireless experienced strong demand for our "Talk anytime, all the time" plan, which gives customers unlimited local calls in the 916, 530, and 209 area codes.

and just taking off.

SureWest's emerging businesses racked up impressive revenue and customer gains in 2002. Key to our vision of SureWest's future growth is our layer and leverage approach — adding new services on our local service platform and leveraging our existing facilities and strengths to deliver better service to customers.

SureWest Wireless. SureWest Wireless completed its third full year of operations with 40,000 subscribers and a dense network of 174 cell sites throughout the Greater Sacramento region. We again experienced strong demand for our flat-rate, unlimited local plans and the percentage of our customers under contract surpassed 75% for the first time. Operationally, SureWest Wireless showed steady margin improvement throughout the year.

SureWest Directories. In five years of operation, SureWest Directories has established a reputation for producing innovative, well-designed directories and delivering advertising results. Revenues from total directory advertising, including the five directories published last year, reached nearly $15 million in 2002.

SureWest Broadband. SureWest Broadband, our competitive local exchange carrier (CLEC), completed the Sacramento Fiber Network in 2001, a series of fiber optic rings serving businesses in the greater Sacramento region. Our broadband fiber network reaches north beyond our exchange area to target large businesses in south Placer County and westward to the University of California at Davis. SureWest Broadband now has an unprecedented capacity to provide services to large and small business customers in this expansive market.





In the fourth quarter of 2002, SureWest Internet and SureWest Custom Data Services were consolidated with SureWest Broadband to unify the SureWest brand, achieve operating efficiencies and accelerate movement toward profitability in the Broadband group. SureWest Broadband provided nearly 20,000 subscribers in 2002 with services ranging from Web hosting to Gigabit Ethernet.

The newest addition to SureWest Broadband's advanced communications services resulted from the July 2002 acquisition of assets formerly owned by Western Integrated Networks, Inc. (known locally as "WINfirst"), which provided bundled cable television, telephone and high-speed Internet services in Sacramento County. These assets are synergistic with our CLEC operations on the network side, as we now have access to small and medium enterprises. All of this gives us a compelling "triple-play" of product offerings that allow us to expand further in Sacramento County.

Stock Performance



The comparison of total return on investment (change in year-end stock price plus reinvested dividends) for each of the periods assumes that $100 was invested on December 31, 1997 in SureWest Communications, the Russell 2000 Stock index, a published index of comparably sized companies, and the Dow Jones US Telecommunications Index, a published index which includes certain telecommunications companies. The stock performance shown on the graph to the left is not necessarily indicative of future price performance.

	1997	1998	1999	2000	2001	2002
SureWest Communications	100	119	139	168	210	163
Russell 2000	100	97	118	115	117	93
Dow Jones US Telecommunications Index	100	152	180	107	94	61

Stock and Dividends

The Company's common stock was traded on the over-the-counter market prior to September 6, 2001. As a result of the minimal number of stock transactions, the Company's information with respect to price per share was derived from reports provided by predecessor plans to the SureWest KSOP (a Company employee benefit plan) and disclosure, in limited circumstances, of third party transactions. The price per share for the quarters ended March 31, 2001 and June 30, 2001 was $40.00.

On September 6, 2001 the Company's common stock began trading on the Nasdaq National Market ("NASDAQ") under the symbol "SURW". According to the records of the Company's transfer agent, the Company's approximate number of shareholders was 7,686 as of March 3, 2003. The following table represents the high and low sales price of the Company's common stock as reported on the NASDAQ, for the third and fourth quarters of 2001 and each of the four quarters of 2002:

	Nasdaq National Market	
	HIGH	LOW
September 30, 2001	$ 45.48	$ 40.35
December 31, 2001	$ 58.90	$ 45.48
March 31, 2002	$ 56.59	$ 48.08
June 30, 2002	$ 57.25	$ 42.00
September 30, 2002	$ 53.80	$ 29.03
December 31, 2002	$ 40.99	$ 21.45

The Company paid cash dividends on its common stock of $0.25 per share for each quarter of 2002 and 2001.

Technology changes.



Switchboards may have been replaced by Gigabit Ethernet switches, but technological advances such as these mean nothing without the right people behind them.

The keys to SUCCESS remain the same.

Our growth strategy is to become the leading provider of integrated communications services in the marketplace we've served for 90 years, the Sacramento region.

And it's a sizable market. The Sacramento metropolitan area is home to two million people and thousands of businesses. From a media-buying perspective, the Sacramento-Stockton-Modesto market is one of the 20 largest in the United States and we believe we know this market better than anyone. We focus our resources, talent and experience on providing better service than our competitors. Plus, our commitment to a uniform, fiber optic network architecture arms us with the capacity to provide more services on a single platform than anyone else in the marketplace, large or small. Our strategy rests on perfecting three elements: technology, service and integration.

Technology. For decades, Roseville Telephone Company has distinguished itself with the provision of leading-edge technologies to our customers. We first deployed digital technologies in the 1970s. Today, describing our network capabilities requires a dazzling array of communications terms: SONET, SDI, DS3, OCn, ATM, Frame Relay, 100BaseT, Gigabit Ethernet. We deliver all of these services over a fully redundant fiber optic backbone.

Service. For years, SureWest has received third-party recognition for its high service standards. Our periodic customer surveys — designed to drive continual quality improvement — reinforce that recognition. For example, an independent survey by research firm J.D. Franz & Associates concluded, "...from the perspective of its customers, Roseville Telephone Company is doing a very good to excellent job along every dimension that was assessed." Service is a critical element

The integration of telephone, wireless, digital cable, and internet services allows SureWest to eliminate redundancies, operate more efficiently, offer better customer service, and improve shareholder value.

in the telecommunications industry and SureWest strives to be second to none in the quality and execution of its customer care across all its product lines.

Integration. As the company has grown from a local telephone company to a 21st century provider of integrated digital services, the importance of integration — systems integration, customer service integration, product integration — has risen steadily. Our unflagging focus on integrating all these elements of our operations is crucial to delivering consistent returns to shareholders and outstanding service to our customers.

And ultimately, our efforts to leverage opportunity to achieve growth are predicated upon a single guiding principle: to deliver the greatest value to our shareholders and customers.



Our management team understands the impact their everyday decisions have on our stockholders, customers, and employees. They gladly accept this responsibility and, through their hard work, lead by example. Left to right, front to back row: Brian Strom, Fred Arcuri, Barbara Nussbaum, Jay Kinder, Mike Campbell, Bill DeMuth, Peter Drozdoff, David Marsh, Robert Burger, Phil Germond and Mick McCue.

Year at a Glance

January 28, 2002	Sold Alarm Monitoring division
January 31, 2002	First phase of fiber-to-the-home buildout in select neighborhoods completed by Roseville Telephone
February 7, 2002	SureWest presents at the Legg Mason Telecommunications Conference
March 5, 2002	SureWest presents at Credit Suisse First Boston Telecommunications Conference
March 15, 2002	SureWest pays $0.25 per share quarterly dividend
March 18, 2002	SureWest Broadband opens Disaster Recovery and Data Services Center
June 4, 2002	SureWest deploys EtherMAN to enable business to geographically extend their local area networks
June 11, 2002	SureWest presents at CIBC World Markets Communications Conference
June 14, 2002	SureWest pays $0.25 per share quarterly dividend
July 12, 2002	SureWest completes the acquisition of WINfirst assets
September 5, 2002	SureWest presents at the Kaufman Bros. Communications Conference
September 13, 2002	SureWest pays $0.25 per share quarterly dividend
September 17, 2002	Roseville Telephone achieves 15% residential DSL penetration and the capability to provide DSL in 100% of its territory
October 7, 2002	SureWest presents at Sidoti & Company Institutional Investor Conference
October 17, 2002	Roseville Telephone achieves long distance market leadership, surpassing AT&T
December 13, 2002	With its fourth quarterly dividend of $0.25 per share, SureWest completes its 197th consecutive quarter of paying cash dividends
December 21, 2002	SureWest Wireless passes 40,000 subscriber level



P18 ▷



Administrative Services and Human Resources



Collection Services



Broadband Residential Services

Meet the people responsible
for our success.

service executed on a grand scale.


Residential Services


Outside Plant Engineering


Directory Services



External Relations



Executive



Customer Equipment Services



CTO Strategic Tech Network



Directories



Corporate Finance



Marketing Product Development



Construction



RTC Executive Support



Corporate Marketing

P22 ▷



Wireless



Warehouse



Fleet Services


Operator Services


Broadband


Information Technology Services



Facilities Assignment & Repair



Network Facilities



Splicing



Customer Care Services



Sales Customer Operations



Network Operations Support



Distribution and Purchasing



Property Maintenance and Safety

◁P25

Selected Financial Data

(amounts in thousands, except per share amounts)

	2002	2001	2000	1999	1998
Total operating revenues	$ 188,910	$ 166,234	$ 143,194	$ 140,801	$ 126,682
Gain on sale of investment in cellular partnership	$ —	$ —	$ 201,294	$ —	$ —
Net income	$ 11,249	$ 10,317	$ 125,793	$ 31,750	$ 25,049
Basic earnings per share(1)	$ 0.76	$ 0.67	$ 8.06	$ 2.01	$ 1.58
Diluted earnings per share(1)	$ 0.76	$ 0.67	$ 8.05	$ 2.01	$ 1.58
Extraordinary loss, net of tax	$ —	$ —	$ (10,932)	$ —	$ —
Cumulative effect of change in accounting principle, net of tax	$ —	$ —	$ (3,273)	$ —	$ —
Extraordinary loss, net of tax, per share (basic and diluted)	$ —	$ —	$ (0.70)	$ —	$ —
Cumulative effect of change in accounting principle, net of tax, per share, (basic and diluted)	$ —	$ —	$ (0.21)	$ —	$ —
Pro forma amounts assuming the accounting change is applied retroactively:					
Income before extraordinary loss and cumulative effect of change in accounting principle	$ 11,249	$ 10,317	$ 139,998	$ 31,926	$ 24,749
Net income	$ 11,249	$ 10,317	$ 129,066	$ 31,926	$ 24,749
Basic per share amounts:					
Income before extraordinary loss and cumulative effect of change in accounting principle	$ 0.76	$ 0.67	$ 8.97	$ 2.02	$ 1.56
Net income	$ 0.76	$ 0.67	$ 8.27	$ 2.02	$ 1.56
Diluted per share amounts:					
Income before extraordinary loss and cumulative effect of change in accounting principle	$ 0.76	$ 0.67	$ 8.96	$ 2.02	$ 1.56
Net income	$ 0.76	$ 0.67	$ 8.26	$ 2.02	$ 1.56
Cash dividends per share(2)	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 0.85
Property, plant and equipment, at cost	$ 575,581	$ 524,505	$ 469,389	$ 383,896	$ 328,437
Total assets	$ 398,120	$ 412,343	$ 528,942	$ 333,187	$ 315,877
Long-term obligations	$ 51,971	$ 42,142	$ 44,285	$ 46,428	$ 48,571
Shares of common stock used to calculate:					
Basic earnings per share(1)	14,728	15,326	15,610	15,815	15,815
Diluted earnings per share(1)	14,795	15,387	15,630	15,822	15,815

(1) Shares used in the computation of basic earnings per share are based on the weighted average number of common shares outstanding, excluding unvested restricted common shares. Shares used in the computation of diluted earnings per share are based on the weighted average number of common and other potentially dilutive securities outstanding in each period.

(2) Cash dividends per share are based on the actual dividends per share, as declared by the Company's Board of Directors.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Company Overview

Corporate Structure

SureWest Communications (the "Company") is a holding company with wholly-owned subsidiaries operating in the Telecommunications ("Telecom") and Wireless segments.

The Telecom segment is aligned with specific subsidiaries of the Company. Roseville Telephone Company ("Roseville Telephone"), provides local and toll telephone services, network access services, billing and collection services, directory advertising services and certain nonregulated services. Nonregulated revenues include the operations of SureWest Broadband, a Competitive Local Exchange Carrier ("CLEC") operating as a division of Roseville Telephone, which offers local service, network access service and toll service to customers in the greater Sacramento region, excluding Roseville Telephone's service area. SureWest Directories publishes and distributes Roseville Telephone's directory, including the sale of yellow pages advertising. SureWest Directories is also engaged in the business of producing, publishing and distributing directories in other Northern California communities outside of Roseville Telephone's service area. Roseville Long Distance Company ("Roseville Long Distance"), is engaged in the provision of long distance services. SureWest Internet is engaged in the provision of high speed and dial-up Internet services. SureWest Custom Data Services (formerly QuikNet, Inc.), is engaged in the provision of custom data solutions. SureWest Televideo ("SureWest Broadband/Residential Services"), a recently-formed subsidiary of the Company, acquired from Western Integrated Networks, LLC and affiliates certain assets, which the Company is using to provide high speed Internet, digital cable and telephone services in the Sacramento area.

The Wireless segment consists of the Company's subsidiary SureWest Wireless, which provides wireless personal communications services.

The Company expects that the sources of its revenues and its cost structure may be different in future periods as a result of its entry into new communications markets.

Revenue Recognition

The Company recognizes revenue when (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) delivery of the product to the customer has occurred or service has been provided to the customer, (iii) the price to the customer is fixed or determinable and (iv) collectibility of the sales price is reasonably assured. Certain revenues derived principally from local telephone, dedicated network access, data communications and wireless services are billed in advance and recognized in subsequent periods when the services are provided. Revenues derived from other telecommunications services, principally network access, long distance, billing and collection services, Internet access service, digital subscriber line ("DSL"), wireless, and digital cable are recognized monthly as services are provided. Incremental direct costs of telecommunications service activation are charged to expense in the period in which they are incurred. Directory publication revenues and costs related to publishing and distributing directories are recognized using the "circulation period" method, under which revenues and related costs are recognized ratably over the expected useful life of the directory, generally one year from the date of publication. For all other operations, revenue is recognized when products are delivered or services are rendered to customers.

Telecom Revenue

The Telecom segment derives its revenue from local service, network access, long distance services, directory advertising services, Internet services, digital cable, and the sale of non-regulated products and services.

Certain of the Company's customers have filed for bankruptcy protection in 2002, the most notable of which was WorldCom, Inc. ("WorldCom"), which, together with its affiliates, filed for bankruptcy protection on July 21, 2002. As a result of the WorldCom bankruptcy filing, the Company recognized as bad debt expense in 2002 $1.3 million relating to sums owing from WorldCom to the Company for services prior to the bankruptcy filing.

With respect to post-petition obligations, WorldCom had proposed pursuant to a provision of the Bankruptcy Code, and the Bankruptcy Court has agreed, that utilities are entitled to "adequate assurances" that WorldCom will satisfy its obligations

for post-petition services. In its original filings, WorldCom proposed its own set of assurances to utilities, but such assurances did not include either deposits or advance payments. Ultimately, the Bankruptcy Court granted to all utilities that provide post-petition services to WorldCom, including the Company, an administrative expense priority claim for all post-petition services. Although the Bankruptcy Court did not require WorldCom to provide any deposits or advance payments as adequate assurance of payment, it did provide, with respect to any post-petition services provided after August 14, 2002, that each utility will have a junior superiority administrative claim senior to other administrative claims and junior only to the claims of WorldCom's post-petition lenders. If WorldCom fails to pay for post-petition services, a utility can either take appropriate action under any applicable tariff or regulation, or seek, on an expedited basis, an order from the Bankruptcy Court requiring immediate payment or other relief.

Revenues from services subject to regulation constituted approximately 67%, 69% and 75% of the Company's total operating revenues in 2002, 2001 and 2000, respectively. Such revenues, which include local service, network access service and toll service revenues generated by Roseville Telephone, are derived from various sources, including billings to business and residential subscribers for basic exchange services, extended area service charges, surcharges mandated by the California Public Utilities Commission ("P.U.C."), billings to SBC Communications Inc. ("SBC") (formerly Pacific Bell), long distance carriers, competitive access providers and subscribers for network access services, interstate settlement revenues from the National Exchange Carrier Association ("NECA"), and support payments from the Universal Service Fund and a California High Cost Fund ("CHCF").

Total revenues from certain telephone services are affected by rates authorized by various regulatory agencies. Intrastate service rates are subject to regulation by the P.U.C. With respect to toll calls initiated by customers of interexchange carriers, interexchange carriers are assessed access charges based on tariffs filed by Roseville Telephone. Interstate access rates and resulting earnings are subject to regulation by the Federal Communications Commission ("F.C.C."). With respect to interstate services, Roseville Telephone has filed its own tariff with the F.C.C. for all elements of access services except carrier common line charges, for which Roseville Telephone concurs with tariffs filed by NECA.

The F.C.C. monitors Roseville Telephone's interstate earnings through the use of annual cost separation studies prepared by Roseville Telephone, which utilize estimated cost information and projected demand usage. The F.C.C. establishes rules that carriers must follow in the preparation of the annual studies. In January 2001, the F.C.C. issued a Memorandum Opinion and Order to another telephone company in which it clarified how Internet traffic, which the F.C.C. had prior to that date characterized as largely interstate in nature, should be treated. Additionally, under current F.C.C. rules governing rate making, Roseville Telephone is required to establish interstate rates based on projected demand usage for its various services and determine the actual earnings from these rates once actual volumes and costs are known.

During 2000 and 2001, Internet traffic and DSL service grew substantially, far exceeding Roseville Telephone's estimates, which resulted in actual earnings exceeding the levels allowed by the F.C.C. Based on preliminary cost studies, the Company recognized liabilities relating to Roseville Telephone's estimated interstate shareable earnings obligations of $650 thousand and $3.2 million for the years ended December 31, 2002 and 2001, respectively, through reductions of revenues related to Roseville Telephone's estimated interstate shareable earnings obligations. During the year ended December 31, 2001, Roseville Telephone made payments to certain telecommunications companies aggregating $6.8 million relating to a portion of these obligations (no similar payments were made in 2002 or 2000, and the Company is currently seeking refunds of certain amounts paid in 2001; however, there is presently no assurance that such amounts are recoverable). In addition, during the fourth quarter of 2001, the Company changed its estimate relating to a portion of Roseville Telephone's interstate shareable earnings obligations, principally due to the closing of the 1997 through 1998 monitoring period. This change in accounting estimate increased the Company's consolidated 2001 revenues and net income by $2.2 million and $1.3 million ($0.08 per share), respectively.

In May 2002, the D.C. Circuit Court of Appeals (the "Court") issued its decision in ACS of Anchorage v. F.C.C. The Court determined that a tariff filed properly under Section 204 "streamlined" procedures and allowed to go into effect without suspension is deemed lawful, and the carrier is not subsequently obligated to pay refunds for earnings higher than the permitted rate of return as prescribed by the F.C.C. for that monitoring period. Subsequent to the Court's decision, certain telecommunication companies filed a petition for rehearing. In August 2002, the petitions for rehearing were denied by the Court, and later that month the Court's order became effective. For the monitoring periods 1999 through 2001, Roseville Telephone filed tariffs pursuant to the streamlined procedures and such tariffs were not suspended or investigated. Consequently, during the third quarter of 2002, the Company changed its estimate for a portion of Roseville Telephone's interstate shareable earnings obligations related to those monitoring periods. This change in accounting estimate increased the Company's consolidated revenues by $5.1 million and net income by $3.1 million ($0.21 per share), respectively, for the year ended December 31, 2002.

Prior to January 1, 2002, Roseville Telephone billed SBC various charges for certain local service and network access service revenues in accordance with certain agreements as described below. Of the Company's total revenues for the years ended December 31, 2002, 2001 and 2000, 1%, 3% and 11%, respectively, was recorded under these agreements in each period. In 1999, SBC expressed interest in withdrawing from the designated carrier plan ("DCP") for Roseville Telephone's toll traffic. The DCP was a compensation arrangement between Roseville Telephone and SBC for certain intrastate toll services. Roseville Telephone and SBC agreed to allow the DCP arrangement to expire in December 2001. The termination of the DCP did not have a material impact on the Company's consolidated financial position as of December 31, 2002 or results of operations for the year then ended.

In 1999, SBC also expressed interest in entering into a new, permanent compensation arrangement for extended area service ("EAS"). At that time, SBC had been paying Roseville Telephone $11.5 million per year for EAS pursuant to a Settlement Transition Agreement. In November 2000, the P.U.C. authorized SBC to terminate its annual EAS payments to Roseville Telephone effective November 30, 2000. The P.U.C. authorized replacement funding to Roseville Telephone on an interim basis using the current reserve in the CHCF. In addition, the P.U.C. opened an Order Instituting Investigation ("OII") for the purpose of determining whether future recovery of all, none, or a portion of the $11.5 million annual payments previously received from SBC should come from Roseville Telephone's ratepayers or other regulatory recovery mechanisms. This proceeding began in 2001, evidentiary hearings were held during 2002, and briefing was completed in February 2003. In this proceeding, the Office of Ratepayer Advocates ("ORA") recommended that the P.U.C. discontinue Roseville Telephone's present interim EAS funding from the CHCF without replacement revenues from ratepayers. The P.U.C.'s decision in this matter is expected during 2003. The P.U.C. has made no indication as to what, if any, changes will be forthcoming relating to EAS revenues. The results of these proceedings and their potential effects on Roseville Telephone cannot yet be determined.

In 1996, the P.U.C. issued a decision in connection with Roseville Telephone's general rate proceeding, which authorized Roseville Telephone to implement a New Regulatory Framework ("NRF") for services furnished within Roseville Telephone's service area in order to accommodate market and regulatory movement toward competition and greater pricing flexibility. Under the NRF, Roseville Telephone is subject to ongoing monitoring and reporting requirements, including a sharing mechanism whereby Roseville Telephone is required to share earnings with customers through a reduction of revenues if its earned annual rate-of-return exceeds that authorized by the P.U.C.

In accordance with the requirements of its general rate case order, Roseville Telephone filed an application for review of its NRF in 1999. In connection with this proceeding, the P.U.C.'s ORA undertook a verification audit of Roseville Telephone's non-regulated and affiliated transactions pursuant to the general rate case and other P.U.C. orders. In June 2001, the P.U.C. adopted its decision in this matter (the "Decision"). The Decision did not suspend the sharing mechanism as Roseville Telephone had requested, and the P.U.C. ruled that Roseville Telephone must change the method used to allocate costs for services provided by Roseville Telephone to its affiliates, the treatment of certain directory revenues and the treatment of internal-use software costs. Additionally, in accordance with the provisions of the Decision, the Company recorded liabilities and reduction of revenues of $1.8 million and $6.0 million relating to estimated intrastate shareable earnings obligations during the years ended December 31, 2002 and 2001, respectively.

Beginning in January 2002, Roseville Telephone began paying a consumer dividend for intrastate shareable earnings obligations relating to the years 1998 and 1999. A portion of the consumers' intrastate service charges will be returned in the form of a surcredit over 12 months or until a threshold of $4.6 million is met. For the year ended December 31, 2002, $4.3 million had been returned to consumers.

As of December 31, 2002, the Company's consolidated balance sheet reflected aggregate liabilities of $9.4 million relating to Roseville Telephone's estimated interstate and intrastate shareable earnings obligations. The calculations supporting these liabilities are very complex and involve a variety of estimates prior to the ultimate settlement of such obligations. In addition, Roseville Telephone's interstate shareable earnings obligations lapse over time if Roseville Telephone's interexchange carrier and other customers do not claim the amounts ascribed to them. Accordingly, it is reasonably possible that management's estimates of the Company's liabilities for interstate and intrastate shareable earnings obligations could change in the near term, and the amounts involved could be material.

As a result of the Company's annual cost separation studies, the Company changed its estimate for a portion of Roseville Telephone's interstate and intrastate shareable earnings obligations during the fourth quarter of 2002. This change in accounting estimate increased the Company's consolidated revenues by $1.1 million and net income by $671 thousand ($0.05 per share) for the year ended December 31, 2002.

Wireless Revenue

The Wireless segment derives its revenue from the provision of wireless digital personal communication services and the sale of handsets and related communications equipment. Revenues include wireless voice services, sales of handsets and related accessories, long distance, telephone insurance, roaming service and custom calling features. Wireless services are provided on a month-to-month basis and are generally billed in advance.

Significant Business Events

Sale of Alarm Monitoring Division

On January 25, 2002, the Company sold substantially all of the assets of its alarm monitoring division, which was a component of the Telecom segment, for approximately $5.2 million, subject to certain future adjustments, which are not expected to be material. This sale resulted in a pre-tax gain of $4.4 million during 2002. Through December 31, 2002, the Company has received cash proceeds of $5.0 million, of which $500 thousand was received during the fourth quarter of 2001, related to the sale of the alarm monitoring division assets. The alarm monitoring assets consisted primarily of customer contracts and equipment, which had a book value of approximately $355 thousand as of the date of the sale. The purchaser of the assets has commenced litigation against the Company relating to claims in connection with certain contracts assigned to the purchaser. Given the early stages of the litigation it is not yet possible to determine its ultimate outcome. However, the Company does not believe this litigation will have a material adverse effect on the Company's consolidated financial position or results of operations. Total operating revenues attributable to the Company's alarm monitoring division during 2002, 2001 and 2000 were $279 thousand, $2.5 million and $2.2 million, respectively.

Acquisition of the Assets of Western Integrated Networks, LLC

P30 ▷

On July 12, 2002, the Company purchased substantially all of the assets of Western Integrated Networks, LLC and certain affiliates (collectively, "WIN") in a transaction supervised by the United States Bankruptcy Court for the District of Colorado. The assets of WIN acquired by the Company consisted principally of accounts receivable and property, plant and equipment. The purchase price for the assets of WIN consisted of (i) $12 million in cash, (ii) acquisition related costs of $560 thousand, and (iii) the assumption of certain liabilities aggregating $4.6 million relating principally to executory contracts and capital lease obligations for certain vehicles. Under the terms of the asset purchase agreement, $1.2 million of the aggregate purchase price was held in an escrow account to protect the Company in the event of any claims available to the Company. On January 28, 2003, $150 thousand was released to the Company, and the balance remains in the escrow account. Prior to December 31, 2002, the Company sold certain equipment acquired in the transaction for $2.2 million, which equaled its aggregate carrying value at the date of the sale.

Acquisition of SureWest Custom Data Services

Effective July 31, 2001, the Company acquired all of the outstanding common stock of SureWest Custom Data Services for $2.1 million in cash. The acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The assets of SureWest Custom Data Services acquired by the Company, which had an aggregate fair value of $491 thousand, consisted principally of cash, accounts receivable and property, plant and equipment. The liabilities of SureWest Custom Data Services assumed by the Company, which had an aggregate fair value of $534 thousand, consisted principally of accounts payable and long-term debt. As a result of this acquisition, the Company recorded $2.2 million of goodwill, which was assigned to the Telecom segment.

Purchase of Wireless Minority Interest

During the second quarter of 2001, the Company acquired from Foresthill Telephone Co. ("FHT") its 1.8% interest in SureWest Wireless for $2.5 million in cash. As a result of the acquisition, the Company now owns 100% of SureWest Wireless. A former member of the Company's Board of Directors was, at the time of the acquisition, the President and sole shareholder of FHT.

Sale of Cellular Partnership Interest

On November 3, 2000, two of the Company's subsidiaries sold their collective 24% cellular partnership interest in Sacramento-Valley Limited Partnership ("SVLP") to Verizon Wireless for approximately $236.2 million, resulting in a pre-tax gain of $201.3 million, which was recognized in the fourth quarter of 2000. The Company believes that the sale of the limited partnership interest furthered its strategy to focus resources on expansion of the Company's own wireless operation, SureWest Wireless, and other of the Company's emerging business operations.

Extraordinary Loss

As described in Note 17 to the Consolidated Financial Statements of the Company, Roseville Telephone discontinued applying SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," in December 2000. Management determined that, primarily as a result of a significant increase in competition within Roseville Telephone's service area, the application of SFAS No. 71 was no longer appropriate for Roseville Telephone. As a result of the discontinuation of SFAS No. 71 accounting by Roseville Telephone, the Company recorded an extraordinary non-cash charge of $10.9 million, which is net of related tax benefits of $7.6 million, in December 2000.

Cumulative Effect of a Change in Accounting Principle

During the fourth quarter of 2000, the Company changed its method of accounting, retroactive to January 1, 2000, for up-front fees associated with telecommunications service activation in accordance with the guidance contained in the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", which was issued by the SEC in December 1999. Previously, the Company had recognized such up-front fees as revenues upon activation of service. Under the new accounting method, the Company now recognizes up-front fees associated with service activation over the expected duration of the customer relationships. The cumulative effect of the change on prior years resulted in a charge to 2000 income of $3.3 million (net of income taxes of $2.3 million). The effect of the change on the year ended December 31, 2000 was to decrease income before extraordinary loss and the cumulative effect of the accounting change by $508 thousand ($0.03 per share). For the years ended December 31, 2002, 2001 and 2000, the Company recognized $1.9 million, $1.7 million and $2.4 million, respectively, of revenues previously deferred in connection with the cumulative effect adjustment as of January 1, 2000. The effect of that revenue was to increase income by $1.1 million (net of income taxes of $750 thousand), $1.0 million (net of income taxes of $683 thousand) and $1.4 million (net of income taxes of $963 thousand) for the years ended December 31, 2002, 2001 and 2000, respectively.

Results of Operations

2002 versus 2001

Net income for 2002 was $11.2 million, or $0.76 per share, compared with net income of $10.3 million, or $0.67 per share, for 2001. Operating revenues increased $22.7 million in 2002, offset by an increase of $19.8 million in operating expenses, increasing the Company's operating income by $2.9 million, or 23%, compared to the same period in 2001. The increase in operating income is due principally to the Company's aggressive expansion into new telecommunications markets. The continued growth in the Company's wireless, CLEC and Internet operations resulted in increased operating income of 14%, 9% and 55%, respectively, for the year ended December 31, 2002 compared to the same period in 2001. In addition, the increase in net income and earnings per share for 2002 is due in part to the 1) changes in accounting estimate associated with the Company's interstate and intrastate shareable earnings obligations described previously, which increased net income by $3.7 million ($0.25 per share) and 2) the sale of substantially all of the assets of the Company's alarm monitoring division, which resulted in a $4.4 million pre-tax gain.

Operating Revenues:

Revenues from services subject to regulation, which include local and network access services, increased $11.7 million, or 10%, compared to 2001. This increase was due to the combined effects of 1) increased network access revenues due to expanded demand for DSL services and dedicated access, 2) access line growth of 2%, and 3) changes in accounting estimates pertaining to the Company's provision for its estimated interstate and intrastate shareable earnings obligations. These changes in accounting estimates increased the Company's consolidated revenues by $6.2 million and net income by $3.7 million ($0.25 per share) for the year ended December 31, 2002.

Wireless service revenues increased $7.4 million, or 46%, compared to 2001 as a result of a 28% overall increase in the average subscriber base. The growth in subscriber base resulted in increased feature, long distance, directory assistance and activation revenues. Wireless revenues in 2001 were negatively impacted by billings to certain customers of $2.2 million that did not meet all of the criteria for revenue recognition due to collection concerns.

Directory advertising revenues increased $587 thousand, compared to 2001 due to increased advertising sales. Revenues from non-regulated sales and services decreased by $1.6 million, or 21%, compared to 2001 due primarily to the sale of the Company's alarm monitoring division in the first quarter of 2002, offset in part by an increase in revenues related to the growth of SureWest Broadband, the Company's CLEC.

Other operating revenues primarily consist of Internet services, long distance services, custom data services, digital cable, billing and collection services and other miscellaneous services. Other operating revenues increased $4.6 million, or 33%,

compared to 2001 due primarily to continued additions to the Internet customer base and increased revenues from the additions of SureWest Custom Data Services in the third quarter of 2001 and SureWest Televideo in the third quarter of 2002. The increase was offset in part by a decrease in the Company's billing and collection services revenues as certain interexchange carriers began to perform their own billing and collection function.

Operating Expenses:
Total operating expenses increased $19.8 million, or 13%, compared to 2001. Cost of services and products increased $6.7 million, or 12%, during 2002 due primarily to 1) increased costs in long distance, tower rents, wireless phone handset subsidies and roaming charges related to the increased demand for wireless services, 2) increased transport expenses related to the growth of the Company's CLEC operations, and 3) increased expenses from the additions of SureWest Custom Data Services in the third quarter of 2001 and SureWest Televideo in the third quarter of 2002.

Customer operations and selling expense increased $1.7 million, or 5%, during 2002 due primarily to 1) increased customer service, product advertising and marketing associated with wireless subscriber growth, 2) increased expenses from the additions of SureWest Custom Data Services in the third quarter of 2001 and SureWest Televideo in the third quarter of 2002, and 3) increased sales and advertising expense related to the growth of the Company's CLEC. The increases were partially offset by decreased dealer commissions related to wireless service.

General and administrative expenses increased $6.0 million, or 23%, due primarily to the additions of SureWest Custom Data Services in the third quarter of 2001 and SureWest Televideo in the third quarter of 2002. In addition, general and administrative expenses increased during 2002 due to the $1.3 million bad debt expense recognized, associated with access charge billings to a customer that has filed for bankruptcy protection. In July 2002, WorldCom and its affiliated companies filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. The Company recognized $1.3 million of bad debt expense during 2002 relating to the obligations of WorldCom to the Company for the period prior to the bankruptcy filing. These increases were offset in part due to one-time expenses incurred during the prior year related to the Company's name change.

Depreciation and amortization increased $5.3 million, or 13%, during 2002 as a result of increases in wireless property, plant and equipment, and amortization of internal-use software. This increase was partially offset by a decrease in amortization relating to the Company's wireless licenses due to the adoption of SFAS No. 142 as described below. In addition, during the fourth quarter of 2002, the Company increased the estimated useful lives primarily related to its wireless switching and voice mail equipment from five to ten years. This change in accounting estimate did not have a material impact on the consolidated financial position or results of operations of the Company for the year ended December 31, 2002.

Other Income (Expense), Net:
Other income (expense), net, decreased $1.4 million, or 33%, compared to 2001 due primarily to 1) reduced interest income resulting from lower average invested balances during 2002 and 2) increased interest expense resulting from higher average short-term borrowings during 2002. This decrease was partially offset by the gain from the sale of the Company's alarm monitoring division in January 2002.

Income Taxes:
Income taxes increased $557 thousand, as compared to 2001, due primarily to an increase in income subject to tax. The effective federal and state income tax rate was 39.8% in 2002, compared to 40.0% in 2001.

2001 *versus* 2000

Net income for 2001 was $10.3 million, or $0.67 per share, compared with net income of $125.8 million, or $8.06 per share, for 2000. The decrease in net income and earnings per share for 2001 was due principally to the sale of the Company's limited partnership interest in SVLP in 2000, which resulted in a $201.3 million pre-tax gain. The gain was offset in part by a one-time, non-cash extraordinary loss relating to the discontinuance of SFAS No. 71 accounting of $10.9 million, net of taxes, and the cumulative effect of a change in accounting principle of $3.3 million, net of taxes. There was also an increase in operating revenues of $23.0 million in 2001, offset by an increase of $34.0 million in operating expenses due principally to the Company's aggressive expansion into new telecommunications markets including, wireless, Internet, broadband and data services.

Operating Revenues:
Revenues from services subject to regulation, which include local and network access services, increased in the aggregate by $7.6 million, or 7%, compared to 2000. This increase was due to the combined effects of 1) increased network access

revenues due to expanded demand for DSL services and dedicated access and increased minutes of use volumes 2) increases in custom calling, voice mail and other enhanced network services, and 3) access line growth of 1%. In addition, the Company also experienced i) reduced interstate and intrastate shareable earnings obligations in 2001 that the Company was required to record as a reduction of operating revenues in 2001, and ii) an increase in operating revenues relating to a reduction in the Company's estimate pertaining to a portion of the Company's interstate shareable earnings obligations, principally due to the closing of the 1997 through 1998 monitoring period and therefore resulting in an increase in revenues. The change in accounting estimate increased the Company's consolidated 2001 revenues and net income by $2.2 million and $1.3 million ($0.08 per share), respectively.

Wireless service revenues increased $11.4 million compared to 2000 as a result of continued additions to the customer base. Wireless revenues in 2001 were negatively impacted by billings to certain customers of $2.2 million that did not meet all of the criteria for revenue recognition due to collection concerns.

Directory advertising revenues increased $1.2 million, or 9%, compared to 2000 due to increased advertising sales and the introduction of an additional directory in March 2001. Revenues from non-regulated sales and services decreased by $601 thousand, or 8%, compared to 2000 due primarily to the effects of lower sales of telecommunications equipment.

Other operating revenues primarily consist of Internet services, long distance services, billing and collection services and other miscellaneous services. Other operating revenues increased $3.5 million, or 34%, compared to 2000 due primarily to an increase in the market penetration of long distance services, continued additions to the Internet customer base, the acquisition of SureWest Custom Data Services and increased dedicated access provided by SureWest Broadband.

Operating Expenses:
Total operating expenses increased $34.0 million, or 28%, compared to 2000. Cost of services and products increased $9.4 million, or 21%, during 2001 due primarily to an increase in tower rents, handset costs and roaming charges related to the continuing expansion of the coverage area and increased demand for wireless service. In addition, there were increases in transport costs associated with long distance services, and modem and transport costs related to Internet services.

Customer operations and selling expense increased $7.6 million, or 30%, during 2001 due primarily to $1.2 million of bad debt expense associated with wireless services, increased dealer commissions and subscriber billing associated with an increase in wireless customers.

General and administrative expenses increased $6.1 million, or 31%, during 2001. These increases were due primarily to increased labor costs resulting from an increase in the size of the company's workforce as a result of expanded operations, an acquired business, and normal compensation increases. In addition, there were increases to fulfill strategic planning and growth objectives.

Depreciation and amortization increased $10.9 million, or 38%, during 2001 as a result of increases in Telecom and Wireless property, plant and equipment, amortization of network software and Wireless licenses, and a reduction in estimated useful lives of certain elements of property and equipment in connection with the discontinuance of applying regulatory accounting in December 2000.

Other Income, Net:
Other income, net, decreased $207.0 million, compared to 2000 due principally to the $201.3 million pre-tax gain on the sale of the Company's interest in SVLP in 2000. Excluding the gain on the sale of the Company's investment in SVLP and the Company's equity in earnings in SVLP in 2000, other income, net, increased $4.4 million, compared to 2000. Interest income increased $2.0 million, or 71%, during 2001 as a result of larger average invested balances. Interest expense decreased $2.9 million, or 69%, compared to 2000 due to a decrease in the Company's average outstanding balances on its long-term debt and a change in the presentation of capitalized interest from the prior year as a result of the Company's discontinuance of SFAS No. 71 accounting in 2000.

Income Taxes:
Income taxes decreased $88.3 million, as compared to 2000, due primarily to taxes recognized from the Company's $201.3 million pre-tax gain on the sale of its interest in SVLP in 2000. The effective federal and state income tax rate was 40.0% in 2001, compared to 40.5% in 2000.

Extraordinary Loss:
Roseville Telephone discontinued applying SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," in December 2000 as described above, which resulted in the recognition of a $10.9 million extraordinary loss, net of tax.

Cumulative Effect of a Change in Accounting Principle:
During the fourth quarter of 2000, the Company changed its method of accounting, retroactive to January 1, 2000, for up-front fees associated with telecommunications service activation in accordance with the guidance contained in SAB No. 101, which was issued by the SEC in December 1999, as described above.

Liquidity and Capital Resources

As reflected in the consolidated statements of cash flows, net cash provided by operating activities was $45.8 million in 2002. Net cash used in operating activities was $32.9 million in 2001. Net cash provided by operating activities was $53.1 million in 2000. The increase in cash from operating activities in 2002, compared to 2001, was due primarily to an approximate $90 million payment of income tax in 2001 related to the sale of the Company's cellular partnership interest in 2000. The Company used cash flows from operations, proceeds from the sale of the Company's alarm monitoring division assets, proceeds from short-term borrowings and existing cash and cash equivalents to fund 1) capital expenditures of $43.4 million pertaining to ongoing plant construction projects, 2) common stock repurchases of $14.5 million in the open market, 3) common stock repurchases from one of the Company's employee benefit plans of $15.0 million, 4) dividends of $14.8 million, 5) principal payments of $2.1 million to retire long-term debt, and 6) the purchase of substantially all of the assets of WIN for $12.5 million, as described below.

The Company's most significant use of funds in 2003 is expected to be for 1) budgeted capital expenditures of approximately $61.1 million, 2) scheduled payments of long-term debt of $5.8 million, 3) support of the operations of SureWest Broadband/Residential Services up to an anticipated $5.6 million and 4) support of the operations of SureWest Wireless of up to $5.0 million.

On July 12, 2002, the Company purchased substantially all of the assets of WIN in a transaction supervised by the United States Bankruptcy Court for the District of Colorado. The purchase price for the assets of WIN consisted of (i) $12 million in cash, (ii) direct acquisition costs of $560 thousand, and (iii) the assumption of certain current liabilities aggregating $4.6 million relating principally to executory contracts and capital lease obligations. Under the terms of the asset purchase agreement, $1.2 million of the aggregate purchase price was held in an escrow account to protect the Company in the event of any claims available to the Company. On January 28, 2003, $150 thousand was released to the Company, and the balance remains in the escrow account. Prior to December 31, 2002, the Company sold certain equipment acquired in the transaction for $2.2 million, which equaled its aggregate carrying value at the date of the sale.

On May 17, 2002, the Company's shareholders approved a proposal to change the Company's state of incorporation from California to Delaware. In addition, the shareholders approved an increase of the Company's authorized common stock from 100 million shares to 200 million shares with a par value of $0.01 and also authorized 10 million shares of preferred stock with a par value of $0.01. The enactment of the aforementioned approvals was left to the discretion of the Board of Directors. At present, the reincorporation has not been implemented, but is anticipated to occur in 2003.

In February 2000, the Board of Directors authorized the repurchase of up to 1 million shares of the Company's common stock. In June 2002, the Board of Directors approved the repurchase of an additional 500 thousand shares. The shares are purchased from time to time in the open market or through privately negotiated transactions subject to overall financial and market conditions. Additionally, the Company implemented an odd-lot repurchase program during 2001. Through December 31, 2002, approximately 1 million shares of common stock have been repurchased through the programs. The Company has remaining authorization from the Board of Directors to repurchase an additional 469 thousand outstanding shares.

On March 13, 2003, the Company completed a note purchase agreement for the issuance of its unsecured Series B Senior Notes ("Series B Notes") in the aggregate principal amount of $60 million. The Series B Notes have a final maturity of ten years and an average life of eight years. Interest is payable semi-annually at a fixed rate of 4.74%. Principal payments are due in equal annual installments of $12 million commencing in March 2009 and ending in March 2013. The Company will use a portion of the proceeds from the issuance of the Series of B Notes to retire certain short-term borrowings with an aggregate outstanding principal balance of $15 million as of December 31, 2002.

In March 2000, the Company entered into a business loan agreement with a bank for a $30 million line of credit with a term of three years. In July 2002, the bank amended the credit facility, increasing the borrowing capacity from $30 million to $50 million through June 1, 2004. At December 31, 2002, the Company had utilized $15 million of the borrowing capacity. Interest on such borrowings is based on a LIBOR-based pricing formula and is payable monthly. The interest rate as of December 31, 2002 was 2.74%.

In 2000, the Company entered into a 3-year, non-exclusive agreement with Global Crossing Ltd. ("Global Crossing"), a long distance service provider, for the right to provide long distance service to the Company's customers at a fixed price during the term of the agreement. This agreement expires in July 2003, and the Company has a minimum remaining aggregate long distance service usage commitment of approximately $280 thousand as of December 31, 2002. On January 28, 2002, Global Crossing filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Effective December 2002, the Company entered into a 2-year, non-exclusive agreement with Sprint Communications Company L.P. ("Sprint"), a long-distance service provider, for the right to provide network transport services to the Company's customers at fixed prices during the term of the agreement. The Company has a monthly minimum usage requirement of $25 thousand effective June 2003. The minimum usage requirement for 2003 is $175 thousand. Rates for the services that will be provided by Sprint are substantially the same as those offered by Global Crossing. Therefore, the Company does not believe that Global Crossing's bankruptcy filing will have a material effect on its consolidated financial position or results of operations.

On January 25, 2002, the Company sold substantially all of the assets of its alarm monitoring division, which was a component of the Telecom segment, for approximately $5.2 million, subject to certain future adjustments, which are not expected to be material. This sale resulted in a pre-tax gain of $4.4 million during 2002. Through December 31, 2002, the Company has received cash proceeds of $5.0 million, of which $500 thousand was received during the fourth quarter of 2001, related to the sale of the alarm monitoring division assets. The alarm monitoring assets consisted primarily of customer contracts and equipment, which had a book value of approximately $355 thousand as of the date of the sale. The purchaser of the assets has commenced litigation against the Company relating to claims in connection with certain contracts assigned to the purchaser. Given the early stages of the litigation, it is not yet possible to determine its ultimate outcome. However, the Company does not believe this litigation will have a material adverse effect on the Company's consolidated financial position or results of operations. Total operating revenues attributable to the Company's alarm monitoring division during 2002, 2001 and 2000 were $279 thousand, $2.5 million and $2.2 million, respectively.

The Company had cash and cash equivalents at December 31, 2002, of $20.4 million. Subsequently, the Company received the proceeds from the issuance of its Series B Notes in the aggregate principal amount of $60.0 million, as described above. Accordingly, the Company believes that its working capital position, the proceeds available from the issuance of the Series B Notes, operating cash flows and borrowing capacity are more than sufficient to satisfy its liquidity requirements in 2003. While the bankruptcy filing by WorldCom and its affiliates may subsequently have an adverse effect on the Company's results of operations, the Company does not currently believe that the WorldCom bankruptcy will impair, in any way, the Company's ability to satisfy its liquidity requirements. In addition, the Company has borrowing capacity under its bank business loan agreement, and believes, given its financial position and debt-to-equity position, it has substantial additional short- and long-term borrowing capacity.

As of December 31, 2002, the Company's contractual obligations were as follows:

	2003	2004-2005	2006-2007	Thereafter	Total
			(amounts in thousands)		
Short-term borrowings refinanced on a long-term basis	$15,000	$ —	$ —	$ —	$15,000
Long-term debt	$ 5,779	$ 7,272	$ 7,272	$21,820	$42,143
Capital leases	$ 309	$ 559	$ 35	$ 13	$ 916
Operating leases	$ 4,654	$ 6,883	$ 4,329	$ 7,644	$23,510
Unconditional purchase obligations	$ 2,560	$ —	$ —	$ —	$ 2,560

Related Party Transactions

An officer of the Company is also a member of the Board of Directors of a local banking institution. As of December 31, 2000, the Company had a $15 million certificate of deposit with a term of greater than one year with such banking institution. In the fourth quarter of 2001, the Company redeemed this certificate of deposit for an amount equal to its historical carrying value, including accrued interest.

A member of the Company's Board of Directors is also an executive officer and director of a certain entity from which the Company purchased approximately $545 thousand and $1.0 million in telecommunications equipment during 2001 and 2000, respectively (no similar purchases were made in 2002).

During the second quarter of 2002, the Company repurchased 300 thousand shares of its common stock from one of its employee benefit plans. The Company utilized two separate independent third party entities for the purpose of providing fairness opinions in connection with the transaction. The shares were repurchased at a price of $50 per share and were retired upon repurchase.

Critical Accounting Policies and Estimates

Below is a summary of the Company's critical accounting policies and estimates, which are more fully described in the referenced Notes to the Company's Consolidated Financial Statements. Management has discussed development and selection of critical accounting policies and estimates with its Audit Committee.

As discussed more fully in Note 1, total revenues from telephone services are affected by rates authorized by various regulatory agencies. The F.C.C. monitors Roseville Telephone's interstate earnings through the use of annual cost separation studies prepared by Roseville Telephone, which utilize estimated cost information and projected demand usage. The F.C.C. establishes rules that carriers must follow in the preparation of the annual studies. In addition, under NRF, Roseville Telephone is subject to ongoing monitoring and reporting requirements by the P.U.C., including a sharing mechanism whereby Roseville Telephone may be required to share earnings with customers based on its earned annual rate-of-return. The calculations supporting the liabilities associated with the Company's estimated shareable earnings obligations are very complex and involve a variety of estimates prior to the ultimate settlement of such obligations. Accordingly, it is reasonably possible that management's estimates of Roseville Telephone's shareable earnings obligations could change in the near term, and the amounts involved could be material.

P36 ▷

As discussed more fully in Note 2, the Company recognizes revenue when (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) delivery of the product to the customer has occurred or service has been provided to the customer, (iii) the price to the customer is fixed or determinable and (iv) collectibility of the sales price is reasonably assured.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the potential inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

As discussed more fully in Note 1, the Company states its inventories at the lower of cost or market. In assessing the ultimate recoverability of inventories, the Company is required to make estimates regarding future customer demand.

As discussed more fully in Note 1, property, plant and equipment and intangible assets are recorded at cost. Retirements and other reductions of regulated telephone plant and equipment are charged against accumulated depreciation with no gain or loss recognized in accordance with the composite group remaining life methodology utilized for telephone plant assets. When property applicable to non-telephone operations is sold or retired, the asset and related accumulated depreciation are removed from the accounts and the associated gain or loss is recognized. Property, plant and equipment and intangible assets are depreciated or amortized using the straight-line method over their estimated economic lives, certain of which were significantly revised in the fourth quarter of 2000, as more fully described in Note 17. In assessing the recoverability of the Company's property, plant and equipment and intangible assets, which consist of wireless licenses and goodwill, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates and assumptions change in the future, the Company may be required to record impairment charges relating to its intangible assets.

As discussed more fully in Notes 1 and 8, the Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company does not have a valuation allowance on its deferred tax asset as of December 31, 2002 because it believes it is more likely than not that such deferred tax asset will be realized. Should the Company determine that it would not be able to realize all or part of its deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period in which the determination was made.

As discussed more fully in Note 9, the Company has pension and post-retirement benefit costs and obligations. The Company's pension and post-retirement benefit obligations are actuarially determined based on estimates of discount

rates, long-term rates of return on plan assets and increases in future compensation levels. Changes in these estimates and other factors could significantly impact the Company's pension and post-retirement benefit costs and obligations.

As more fully described in Notes 1 and 10, the Company is a party to a variety of litigation, regulatory proceedings and other contingencies that arise in the ordinary course of business. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses for certain of these matters. The determination of the liabilities required, if any, for loss contingencies is made after careful analysis of each individual issue. In the opinion of management, the ultimate outcome of these matters will not materially affect the Company's consolidated financial position and results of operations.

Recent Accounting Pronouncements

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 addresses accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." The Company believes its wireless and LMDS licenses have indefinite lives because such licenses can be renewed indefinitely at little cost. Accordingly, the Company has applied the nonamortization provision of SFAS No. 142 to the Company's wireless and LMDS licenses effective January 1, 2002, which resulted in an increase in the Company's consolidated net income of $305 thousand ($0.02 per share) for the year ended December 31, 2002. The Company's operating results for the year ended December 31, 2001 included $483 thousand of amortization related to the Company's wireless and LMDS licenses. In the absence of such amortization, the Company's adjusted net income for the year ended December 31, 2001 would have been $10.6 million ($0.69 per share). Beginning in the first quarter of 2002, the Company's wireless and LMDS licenses are carried at the lower of cost or fair value (the application of this provision of SFAS No. 142 had no effect on the Company's consolidated financial statements as of and for the year ended December 31, 2002). The goodwill recognized by the Company in connection with its acquisition of SureWest Custom Data Services in July 2001 is not being amortized based on the provisions of SFAS Nos. 141 and 142. Instead, under the provisions of SFAS No. 142, goodwill is evaluated at least annually for impairment in a two-step process. The first step screens for potential impairment and the second step measures any impairment loss resulting from step one. The Company tests for impairment annually during the fourth quarter. The Company completed its annual impairment test during the fourth quarter of 2002 and did not identify any impairment.

On December 31, 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, it also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income including per share amounts, of an entity's accounting policy decisions with respect to stock-based employee compensation in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their stock-based employee compensation using the fair value method. The disclosure provisions of SFAS No. 123 were effective immediately in 2002. As of December 31, 2002, the Company does not have any immediate plans to change its method of accounting for stock-based employee compensation to the fair value method.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with an Exit or Disposal Activity." SFAS No. 146 revises the accounting for exit and disposal activities under Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," by extending the period in which expenses related to restructuring activities are reported. A commitment to a plan to exit an activity or dispose of long-lived assets will no longer be sufficient to record a one-time charge for most restructuring activities. Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value. In addition, the resultant liabilities will be subsequently adjusted for changes in estimated cash flows. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. Companies may not restate previously issued financial statements for the effect of the provisions of SFAS No. 146, and liabilities that a company previously recorded under EITF Issue No. 94-3 are grandfathered. The Company has adopted SFAS No. 146 on January 1, 2003, and it does not believe that the adoption of this new standard will have a material effect on its consolidated financial statements.

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and provides a single accounting model for long-lived assets to be disposed of. The adoption of SFAS No. 144 did not have a material effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is required to adopt SFAS No. 143 on January 1, 2003, and it does not believe the adoption of SFAS No. 143 will have a material effect on its consolidated financial statements.

In October 2002, the FASB's EITF reached a consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Under EITF Issue No. 00-21, revenue arrangements with multiple deliverables are required to be divided into separate units of accounting under certain circumstances. The Company will prospectively adopt EITF Issue No. 00-21 for arrangements entered into beginning after June 30, 2003, and it does not believe the adoption of this new guidance will have a material effect on its consolidated financial statements.

On January 1, 2002, the Company adopted the provision of EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," dealing with consideration from a vendor to a reseller under cooperative advertising and other arrangements. This provision of EITF Issue No. 01-9 states that consideration from a vendor to a reseller of the vendor's products or services is presumed to be a reduction of the selling price of the vendor's products or services, unless the vendor (i) receives an identifiable benefit in return for the consideration and (ii) can reasonably estimate the fair value of the benefit received. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, the excess amount is to be recorded by the vendor as a reduction of revenues. The application of this new guidance did not have a material effect on the Company's consolidated financial statements as of and for the year ended December 31, 2002.

In November 2002, the FASB issued interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable. FIN No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure provisions of FIN No. 45 are effective immediately in 2002. The Company is required to adopt the recognition and measurement provisions of FIN No. 45 on a prospective basis with respect to guarantees issued or modified after December 31, 2002. The Company does not believe the adoption of the recognition and measurement provisions of FIN No. 45 will have a material effect on its consolidated financial statements.

Regulatory and Legal Matters

Roseville Telephone is subject to regulation by the F.C.C. and P.U.C. In the past, there have been various proceedings before these agencies to which Roseville Telephone has been a party. In 1996, Congress passed the Telecommunications Act of 1996 (the "Act"), which significantly changed the regulatory environment for telecommunications companies. Beginning in 1996, the F.C.C. conducted proceedings and adopted orders implementing the Act's provisions to open local exchange service markets, such as the market of Roseville Telephone, to competition. These proceedings and orders address interconnection, access charges and universal service. With respect to local competition, the F.C.C. rules outline pricing methodologies for the states to follow when setting rates for incumbent carriers (such as Roseville Telephone) to charge competitors for resale, interconnection and unbundled network elements.

Given the Act's relatively recent enactment, the ongoing actions taken by the F.C.C. to promulgate rules and regulations on interconnection access charges and universal service reform, and the various ongoing legal challenges considering the validity of these F.C.C. orders, it is not yet possible to determine fully the impact of the Act and related F.C.C. regulations on Roseville Telephone's operations.

The Company's financial condition and results of operations have been and will be affected by recent and future proceedings before the P.U.C. and F.C.C. Pending before the F.C.C. and P.U.C. are proceedings which are considering:

- Additional rules governing the opening of markets to competition.
- The goals and definition of universal telephone service in a changing environment, including examination of subsidy support mechanisms for subscribers of different carriers (including the incumbent carriers) and in various geographic areas.
- Rules that will provide non-discriminatory access by competing service providers to the network capabilities of local exchange carriers.

The eventual impact on the Company of the effect of all the proceedings described above cannot presently be determined.

Consolidated Balance Sheets

December 31, 2002 and 2001
(amounts in thousands)

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 20,385	$ 54,520
Short-term investments	—	1,723
Accounts receivable (less allowances of $1,705 and $1,068 at December 31, 2002 and 2001, respectively)	21,128	20,282
Refundable income tax	6,868	2,619
Inventories	4,649	3,324
Deferred income tax asset	—	640
Deferred directory costs	3,657	3,260
Prepaid expenses and other current assets	2,325	1,726
Total current assets	59,012	88,094
Property, plant and equipment:		
In service	553,744	492,323
Under construction	21,837	32,182
	575,581	524,505
Less accumulated depreciation	255,320	216,432
	320,261	308,073
Intangible and other assets:		
Wireless licenses, net	13,566	13,566
Goodwill	2,171	2,171
Intangible asset relating to pension plans	1,507	—
Intangible asset relating to favorable operating leases, net	1,260	—
Deferred charges and other assets	343	439
	18,847	16,176
	$ 398,120	$ 412,343
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 5,779	$ 2,143
Current portion of capital lease obligations	309	—
Accounts payable and other accrued liabilities	8,493	11,093
Estimated shareable earnings obligations	9,350	16,597
Advance billings and deferred revenues	8,142	8,144
Accrued pension benefits	5,613	7,714
Accrued compensation	4,902	4,218
Total current liabilities	42,588	49,909
Short-term borrowings refinanced on a long-term basis	15,000	—
Long-term debt	36,364	42,142
Long-term capital lease obligations	607	—
Deferred income taxes	26,552	11,206
Other liabilities and deferred revenues	8,004	7,293
Commitments and contingencies		
Shareholders' equity:		
Common stock, without par value; 100,000 shares authorized, 14,529 and 15,110 shares issued and outstanding at December 31, 2002 and 2001, respectively	158,567	172,083
Deferred stock-based compensation	(116)	(303)
Accumulated other comprehensive loss	(1,637)	—
Retained earnings	112,191	130,013
Total shareholders' equity	269,005	301,793
	$ 398,120	$ 412,343

See accompanying notes.

Consolidated Statements of Income

Years ended December 31, 2002, 2001 and 2000
(amounts in thousands, except per share amounts)

	2002	2001	2000
Operating revenues:			
Local service	$ 67,705	$ 65,524	$ 65,708
Network access service	58,598	49,120	41,357
Wireless service	23,732	16,301	4,922
Directory advertising	14,824	14,237	13,044
Nonregulated sales and services	5,758	7,330	7,931
Other	18,293	13,722	10,232
Total operating revenues	188,910	166,234	143,194
Operating expenses:			
Cost of services and products	61,429	54,686	45,326
Customer operations and selling	34,860	33,175	25,564
General and administrative	31,805	25,769	19,686
Depreciation and amortization	45,126	39,841	28,891
Total operating expenses	173,220	153,471	119,467
Income from operations	15,690	12,763	23,727
Other income (expense):			
Interest income	739	4,803	2,814
Interest expense	(1,876)	(1,314)	(4,223)
Equity in earnings of cellular partnership	—	—	10,089
Gain on sale of investment in cellular partnership	—	—	201,294
Gain on sale of alarm monitoring assets	4,435	—	—
Allowance for funds used during construction	—	—	1,219
Other, net	(313)	934	234
Total other income, net	2,985	4,423	211,427
Income before income taxes, extraordinary loss and cumulative effect of change in accounting principle	18,675	17,186	235,154
Income taxes	7,426	6,869	95,156
Income before extraordinary loss and cumulative effect of change in accounting principle	11,249	10,317	139,998
Extraordinary loss, net of $7,631 tax benefit in 2000	—	—	(10,932)
Cumulative effect of change in accounting principle, net of $2,250 tax benefit in 2000	—	—	(3,273)
Net income	$ 11,249	$ 10,317	$ 125,793

See accompanying notes.

Consolidated Statements of Income *(continued)*

Years ended December 31, 2002, 2001 and 2000
(amounts in thousands, except per share amounts)

	2002	2001	2000
Basic per share amounts:			
Income before extraordinary loss and cumulative effect of change in accounting principle	$ 0.76	$ 0.67	$ 8.97
Extraordinary loss, net of tax benefit	—	—	(0.70)
Cumulative effect of change in accounting principle, net of tax benefit	—	—	(0.21)
Net income	$ 0.76	$ 0.67	$ 8.06
Shares of common stock used to calculate basic per share amounts	14,728	15,326	15,610
Diluted per share amounts:			
Income before extraordinary loss and cumulative effect of change in accounting principle	$ 0.76	$ 0.67	$ 8.96
Extraordinary loss, net of tax benefit	—	—	(0.70)
Cumulative effect of change in accounting principle, net of tax benefit	—	—	(0.21)
Net income	$ 0.76	$ 0.67	$ 8.05
Shares of common stock used to calculate diluted per share amounts	14,795	15,387	15,630
Dividends per share	$ 1.00	$ 1.00	$ 1.00
Pro forma amounts assuming the accounting change is applied retroactively:			
Income before extraordinary loss and cumulative effect of change in accounting principle	$ 11,249	$ 10,317	$ 139,998
Net income	$ 11,249	$ 10,317	$ 129,066
Basic per share amounts:			
Income before extraordinary loss and cumulative effect of change in accounting principle	$ 0.76	$ 0.67	$ 8.97
Net income	$ 0.76	$ 0.67	$ 8.27
Diluted per share amounts:			
Income before extraordinary loss and cumulative effect of change in accounting principle	$ 0.76	$ 0.67	$ 8.96
Net income	$ 0.76	$ 0.67	$ 8.26

See accompanying notes.

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2002, 2001 and 2000
(amounts in thousands)

	Number of Shares	Amount	Deferred Stock-Based Compensation	Other Comprehensive Loss	Retained Earnings	Total
Balance at December 31, 1999	15,828	$ 189,554	$ —	$ —	$ 38,046	$ 227,600
Issuance of restricted common stock	11	373	—	—	—	373
Repurchase of common stock	(329)	(8,380)	—	—	(4,744)	(13,124)
Cash dividends	—	—	—	—	(15,640)	(15,640)
Net income	—	—	—	—	125,793	125,793
Balance at December 31, 2000	15,510	181,547	—	—	143,455	325,002
Issuance of common stock upon exercise of options	7	288	—	—	—	288
Issuance of restricted common stock	8	363	(363)	—	—	—
Repurchase of common stock	(415)	(10,115)	—	—	(8,417)	(18,532)
Amortization of deferred stock-based compensation	—	—	60	—	—	60
Cash dividends	—	—	—	—	(15,342)	(15,342)
Net income	—	—	—	—	10,317	10,317
Balance at December 31, 2001	15,110	172,083	(303)	—	130,013	301,793
Issuance of common stock upon exercise of options	23	896	—	—	—	896
Issuance of restricted common stock	2	46	—	—	—	46
Repurchase of common stock	(606)	(15,149)	—	—	(14,318)	(29,467)
Amortization of deferred stock-based compensation	—	—	187	—	—	187
Tax benefits from stock plans	—	691	—	—	—	691
Minimum pension and post-retirement benefit obligation adjustment, net of income taxes	—	—	—	(1,637)	—	(1,637)
Cash dividends	—	—	—	—	(14,753)	(14,753)
Net income	—	—	—	—	11,249	11,249
Balance at December 31, 2002	14,529	$ 158,567	$ (116)	$ (1,637)	$ 112,191	$ 269,005

See accompanying notes.

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000
Increase (Decrease) in Cash and Cash Equivalents
(amounts in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 11,249	$ 10,317	$ 125,793
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Extraordinary loss, net of tax benefit	—	—	10,932
Cumulative effect of a change in accounting principle, net of tax benefit	—	—	3,273
Depreciation and amortization	45,126	39,841	28,891
Equity component of allowance for funds used during construction	—	—	(653)
Provision for deferred income taxes	17,128	10,381	(14,260)
Equity in earnings of cellular partnership	—	—	(10,089)
Gain on sale of cellular partnership	—	—	(201,294)
Gain on sale of alarm monitoring assets	(4,435)	—	—
Provision for doubtful accounts	3,811	2,896	836
Stock-based compensation	202	60	—
Other, net	(4)	838	(439)
Net changes in:			
Receivables	(4,269)	1,374	(4,953)
Refundable and accrued income taxes, net	(3,558)	(94,669)	92,380
Inventories, prepaid expenses and other current assets	(1,376)	(774)	(1,482)
Payables, accrued liabilities and other deferred credits	(18,070)	(3,160)	24,165
Net cash provided by (used in) operating activities	45,804	(32,896)	53,100
Cash flows from investing activities:			
Purchase of substantially all of the assets from Western Integrated Networks, LLC	(12,529)	—	—
Proceeds from the sale of alarm monitoring assets	4,495	500	—
Purchase of business, net of cash acquired	—	(2,091)	—
Purchase of minority interest in subsidiary	—	(2,500)	—
Capital expenditures for property, plant and equipment	(43,354)	(69,556)	(87,234)
Purchase of wireless licenses	—	—	(4,642)
Purchases of held-to-maturity investments	—	(8,843)	(7,625)
Maturities of held-to-maturity investments	1,723	14,555	6,654
Investment in cellular partnership	—	—	(9,902)
Return of investment in cellular partnership	—	5,513	18,046
Investment in long-term certificate of deposit with related party	—	—	(15,000)
Redemption of long-term certificate of deposit with related party	—	15,000	—
Proceeds from sale of investment in cellular partnership	—	—	236,153
Other, net	192	691	(379)
Net cash provided by (used in) investing activities	(49,473)	(46,731)	136,071
Cash flows from financing activities:			
Principal payments of long-term debt	(2,142)	(2,143)	(2,143)
Increase in short-term borrowings	15,000	—	40,000
Repayment of short-term borrowings	—	—	(40,000)
Dividends paid	(14,753)	(15,342)	(15,640)
Proceeds from exercise of stock options	896	288	—
Repurchase of common stock	(29,467)	(18,532)	(13,124)
Investment in subsidiary by minority partner	—	—	805
Other, net	—	(79)	—
Net cash used in financing activities	(30,466)	(35,808)	(30,102)
Increase (decrease) in cash and cash equivalents	(34,135)	(115,435)	159,069
Cash and cash equivalents at beginning of year	54,520	169,955	10,886
Cash and cash equivalents at end of year	$ 20,385	$ 54,520	$ 169,955

◁P4

See accompanying notes.

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000
(amounts in thousands, except share and per share amounts)

1. Summary of significant accounting policies

Business and basis of accounting

SureWest Communications (the "Company") is a holding company with subsidiaries that provide integrated communications services. The Company's wholly-owned principal operating subsidiary is Roseville Telephone Company ("Roseville Telephone"). SureWest Directories, Roseville Long Distance Company ("Roseville Long Distance"), SureWest Internet, SureWest Custom Data Services (formerly QuikNet, Inc.), SureWest Wireless, SureWest Televideo ("SureWest Broadband/Residential Services") and Roseville Alternative Company ("Roseville Alternative") are each subsidiaries of the Company. SureWest Wireless provides wireless personal communication services. The Company expects that the sources of its revenues and its cost structure may be different in future periods as a result of its entry into new communications markets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates. The Company's critical accounting estimates include (i) revenue recognition and the establishment of estimated shareable earnings obligations and accounts receivable allowances (Notes 1 and 2), (ii) inventory valuation (Note 1), (iii) useful life assignments and impairment evaluations associated with property, plant and equipment and intangible assets (Note 1), (iv) valuation allowances associated with deferred tax assets (Notes 1 and 8), (v) pension and post-retirement benefit costs and obligations (Note 9) and (vi) anticipated outcomes of litigation, regulatory proceedings and other contingencies (Notes 1 and 10).

P44 ▷

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Reclassifications

Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform with the presentation of the 2002 consolidated financial statements.

Regulation and estimated shareable earnings obligations

Certain of the Company's rates are subject to regulation by the Federal Communications Commission ("F.C.C.") and the California Public Utilities Commission ("P.U.C."). Pending and future regulatory actions may have a material impact on the Company's consolidated financial position and results of operations.

Total revenues from certain telephone services are affected by rates authorized by various regulatory agencies. Intrastate service rates are subject to regulation by the P.U.C. With respect to toll calls initiated by customers of interexchange carriers, interexchange carriers are assessed access charges based on tariffs filed by Roseville Telephone. Interstate access rates and resulting earnings are subject to regulation by the F.C.C. With respect to interstate services, Roseville Telephone has filed its own tariff with the F.C.C. for all elements of access services except carrier common line charges, for which Roseville Telephone concurs with tariffs filed by the National Exchange Carrier Association.

The F.C.C. monitors Roseville Telephone's interstate earnings through the use of annual cost separation studies prepared by Roseville Telephone, which utilize estimated cost information and projected demand usage. The F.C.C. establishes rules that carriers must follow in the preparation of the annual studies. In January 2001, the F.C.C. issued a Memorandum Opinion and Order to another telephone company in which it clarified how Internet traffic, which the F.C.C. had prior to that date characterized as largely interstate in nature, should be treated. Additionally, under current F.C.C. rules governing rate making, Roseville Telephone is required to establish interstate rates based on projected demand usage for its various services and determine the actual earnings from these rates once actual volumes and costs are known.

During 2000 and 2001, Internet traffic and DSL service grew substantially, far exceeding Roseville Telephone's estimates, which resulted in actual earnings exceeding the levels allowed by the F.C.C. Based on preliminary cost studies, the

Company recognized liabilities relating to Roseville Telephone's estimated interstate shareable earnings obligations of $650 and $3,200 for the years ended December 31, 2002 and 2001, respectively, through reductions of revenues related to Roseville Telephone's estimated interstate shareable earnings obligations. During the year ended December 31, 2001, Roseville Telephone made payments to certain telecommunications companies aggregating $6,800 relating to a portion of these obligations (no similar payments were made in 2002 or 2000, and the Company is currently seeking refunds of certain amounts paid in 2001; however, there is presently no assurance that such amounts are recoverable). In addition, during the fourth quarter of 2001, the Company changed its estimate relating to a portion of Roseville Telephone's interstate shareable earnings obligations, principally due to the closing of the 1997 through 1998 monitoring period. This change in accounting estimate increased the Company's consolidated 2001 revenues and net income by $2,150 and $1,290 ($0.08 per share), respectively.

In May 2002, the D.C. Circuit Court of Appeals (the "Court") issued its decision in ACS of Anchorage v. F.C.C. The Court determined that a tariff filed properly under Section 204 "streamlined" procedures and allowed to go into effect without suspension is deemed lawful, and the carrier is not subsequently obligated to pay refunds for earnings higher than the permitted rate of return as prescribed by the F.C.C. for that monitoring period. Subsequent to the Court's decision, certain telecommunication companies filed a petition for rehearing. In August 2002, the petitions for rehearing were denied by the Court, and later that month the Court's order became effective. For the monitoring periods 1999 through 2001, Roseville Telephone filed tariffs pursuant to the streamlined procedures and such tariffs were not suspended or investigated. Consequently, during the third quarter of 2002, the Company changed its estimate for a portion of Roseville Telephone's interstate shareable earnings obligations related to those monitoring periods. This change in accounting estimate increased the Company's consolidated 2002 revenues by $5,092 and net income by $3,065 ($0.21 per share) for the year ended December 31, 2002.

Prior to January 1, 2002, Roseville Telephone billed SBC Communications Inc. ("SBC") (formerly Pacific Bell) various charges for certain local service and network access service revenues in accordance with certain agreements as described below. Of the Company's total revenues for the years ended December 31, 2002, 2001 and 2000, 1%, 3% and 11%, respectively, was recorded under these agreements in each period. In 1999, SBC expressed interest in withdrawing from the designated carrier plan ("DCP") for Roseville Telephone's toll traffic. The DCP was a compensation arrangement between Roseville Telephone and SBC for certain intrastate toll services. Roseville Telephone and SBC agreed to allow the DCP arrangement to expire in December 2001. The termination of the DCP did not have a material impact on the Company's consolidated financial position as of December 31, 2002 or results of operations for the year then ended.

In 1999, SBC also expressed interest in entering into a new, permanent compensation arrangement for extended area service ("EAS"). At that time, SBC had been paying Roseville Telephone $11,500 per year for EAS pursuant to a Settlement Transition Agreement. In November 2000, the P.U.C. authorized SBC to terminate its annual EAS payments to Roseville Telephone effective November 30, 2000. The P.U.C. authorized replacement funding to Roseville Telephone on an interim basis using the current reserve in the California High Cost Fund ("CHCF"). In addition, the P.U.C. opened an Order Instituting Investigation ("OII") for the purpose of determining whether future recovery of all, none, or a portion of the $11,500 annual payments previously received from SBC should come from Roseville Telephone's ratepayers or other regulatory recovery mechanisms. This proceeding began in 2001, evidentiary hearings were held during 2002, and briefing was completed in February 2003. In this proceeding, the Office of Ratepayer Advocates ("ORA") recommended that the P.U.C. discontinue Roseville Telephone's present interim EAS funding from the CHCF without replacement revenues from ratepayers. The P.U.C.'s decision in this matter is expected during 2003. The P.U.C. has made no indication as to what, if any, changes will be forthcoming relating to EAS revenues. The results of these proceedings and their potential effects on Roseville Telephone cannot yet be determined.

In 1996, the P.U.C. issued a decision in connection with Roseville Telephone's general rate proceeding, which authorized Roseville Telephone to implement a New Regulatory Framework ("NRF") for services furnished within Roseville Telephone's service area in order to accommodate market and regulatory movement toward competition and greater pricing flexibility. Under the NRF, Roseville Telephone is subject to ongoing monitoring and reporting requirements, including a sharing mechanism whereby Roseville Telephone is required to share earnings with customers through a reduction of revenues if its earned annual rate-of-return exceeds that authorized by the P.U.C.

In accordance with the requirements of its general rate case order, Roseville Telephone filed an application for review of its NRF in 1999. In connection with this proceeding, the P.U.C.'s ORA undertook a verification audit of Roseville Telephone's non-regulated and affiliated transactions pursuant to the general rate case and other P.U.C. orders. In June 2001, the P.U.C. adopted its decision in this matter (the "Decision"). The Decision did not suspend the sharing mechanism as Roseville Telephone had requested and further provided that Roseville Telephone must change the method used to allocate

costs for services provided by Roseville Telephone to its affiliates, the treatment of certain directory revenues and the treatment of internal-use software costs. Additionally, in accordance with the provisions of the Decision, the Company recorded certain liabilities and reduction of revenues of $1,750 and $6,000 relating to estimated intrastate shareable earnings obligations during the years ended December 31, 2002 and 2001, respectively.

Beginning in January 2002, Roseville Telephone began paying a consumer dividend for intrastate shareable earnings obligations relating to the years 1998 and 1999. A portion of the consumers' intrastate service charges will be returned in the form of a surcredit over 12 months or until a threshold of $4,600 is met. For the year ended December 31, 2002, $4,311 had been returned to consumers.

As of December 31, 2002, the Company's consolidated balance sheet reflected aggregate liabilities of $9,350 relating to Roseville Telephone's estimated interstate and intrastate shareable earnings obligations. The calculations supporting these liabilities are very complex and involve a variety of estimates prior to the ultimate settlement of such obligations. In addition, Roseville Telephone's interstate shareable earnings obligations lapse over time if Roseville Telephone's interexchange carrier and other customers do not claim the amounts ascribed to them. Accordingly, it is reasonably possible that management's estimates of the Company's liabilities for interstate and intrastate shareable earnings obligations could change in the near term, and the amounts involved could be material.

As a result of the Company's annual cost separation studies, the Company changed its estimate for a portion of Roseville Telephone's interstate and intrastate shareable earnings obligations during the fourth quarter of 2002. This change in accounting estimate increased the Company's consolidated revenues by $1,115 and net income by $671 ($0.05 per share) for the year ended December 31, 2002.

P46 ▷

Cash equivalents and short-term investments

The Company invests its excess cash in high-quality debt instruments and money market mutual funds. The Company considers highly liquid investments with maturities of three months or less from the acquisition date of the instrument to be cash equivalents. There were no short-term investments at December 31, 2002. Short-term investments at December 31, 2001 had maturities ranging from greater than 90 days to less than one year.

Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 2002 and 2001, all securities are designated as held-to-maturity because management has the positive intent and ability to hold the securities until maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, as well as any interest on the securities, is included in interest income.

The following is a summary of the Company's cash equivalents and short-term investments as of December 31, 2002 and 2001 at amortized cost, which approximates fair market value:

	2002	2001
Commercial paper	$ —	$ 9,450
Money market mutual funds	2,112	32,545
Repurchase agreements	—	4,370
	$ 2,112	$ 46,365

Fair values of financial instruments

As of December 31, 2002 and 2001, the Company's financial instruments consist of cash, cash equivalents, short-term investments, short-term borrowings, long-term debt and capital lease obligations. Management believes the carrying values of cash equivalents and short-term investments at December 31, 2002 and 2001, which are at amortized cost, approximated their fair values at such dates. The aggregate fair value of the Company's long-term debt (including current maturities) was approximately $43,728 and $44,085 at December 31, 2002 and 2001, respectively. The aggregate fair values of the Company's short-term borrowings and capital lease obligations were $15,000 and $862 as of December 31, 2002, respectively (none in 2001). Fair values for cash equivalents and short-term investments were determined by quoted market prices. Fair values for the long-term debt, short-term borrowings and capital lease obligations were determined through discounted cash flow analyses based on the Company's current incremental interest rates for similar instruments.

Allowance for doubtful accounts

Allowances for doubtful debts are maintained for estimated losses, which result from the inability of customers to make required payments. Allowances are based on the likelihood of recoverability of accounts receivable based on past experience and management's best estimates of current bad debt exposures.

Inventories

Telephone construction inventories consist of materials and supplies, which are stated at average cost. Nonregulated wireline equipment inventory held for resale is stated at the lower of average cost or market value. Wireless handset and accessory inventories are stated at the lower of average cost or market value. Inventories at SureWest Internet are comprised of modems, which are stated at the lower of average cost or market value.

Property, plant and equipment

Property, plant and equipment is recorded at cost. Additions and substantial improvements are capitalized. Retirements and other reductions of regulated telephone plant and equipment with a cost of approximately, $6,470, $14,696 and $2,394 in 2002, 2001 and 2000, respectively, were charged against accumulated depreciation with no gain or loss recognized in accordance with the composite group remaining life methodology utilized for telephone plant assets. When property applicable to non-telephone operations is sold or retired, the asset and related accumulated depreciation are removed from the accounts and the associated gain or loss is recognized.

Property, plant and equipment is depreciated using the straight-line method over their estimated economic lives, which range from 3 to 40 years. The useful lives of property, plant and equipment are estimated in order to determine the amount of depreciation and amortization expense to be recorded. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets, as well as taking into account anticipated technological or other changes. Average annual composite depreciation rates were 7.1%, 7.48% and 7.31%, in 2002, 2001 and 2000, respectively. Prior to Roseville Telephone's discontinuance of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation" (Note 17) in December 2000, depreciation expense for regulated operations was computed on a straight-line basis using rates approved by the P.U.C.

Effective November 1, 2002, the Company increased the estimated useful lives primarily related to its wireless switching and voice mail equipment from five to ten years. This change in accounting estimate decreased the Company's 2002 depreciation expense by $206 and increased the Company's 2002 consolidated net income by $124 ($0.01 per share).

Intangible assets

Wireless and LMDS licenses are stated at cost. Accumulated amortization was $1,195 at December 31, 2002 and 2001.

As described below in "Recent accounting pronouncements", the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. The Company has applied the nonamortization provision of SFAS No. 142 to the Company's wireless and LMDS licenses and to the goodwill associated with the acquisition of SureWest Custom Data Services in periods ending after December 31, 2001.

Stock-based compensation

The Company accounts for stock-based awards to (i) employees using the intrinsic value method and (ii) non-employees using the fair value method.

Under the intrinsic value method, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The following table illustrates the pro forma effect on net income and earnings per share for the years ended December 31, 2002, 2001 and 2000 had the Company applied the fair value method to account for stock-based awards to employees:

	2002	2001	2000
Net income, as reported	$ 11,249	$ 10,317	$ 125,793
Add stock-based employee compensation expense included in the determination of net income as reported, net of tax	122	36	—
Less stock-based employee compensation expense that would have been included in the determination of net income if the fair value method had been applied to all awards, net of tax	(1,303)	(849)	(364)
Pro forma net income	$ 10,068	$ 9,504	$ 125,429
Basic net income per share:			
As reported	$ 0.76	$ 0.67	$ 8.06
Pro forma	$ 0.68	$ 0.62	$ 8.04
Diluted net income per share:			
As reported	$ 0.76	$ 0.67	$ 8.05
Pro forma	$ 0.68	$ 0.62	$ 8.02

Advertising costs

The costs of advertising are charged to expense as incurred. Advertising expense was $3,659, $3,364 and $2,387 in 2002, 2001 and 2000, respectively.

P48 ▷ The Company makes market development funds ("MDF") available to certain retailers that serve as agents for SureWest Wireless for the reimbursement of co-branded advertising expenses. To the extent that MDF is used by the Company's customers for co-branded advertising, and (i) the agents provide the Company with third-party evidence of such co-branded advertising as prescribed by Company policy and (ii) the Company can reasonably estimate the fair value of its portion of the advertising, such amounts are charged to advertising expense as incurred.

Income taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Per share amounts

Basic per share amounts are computed using the weighted average number of shares of the Company's common stock outstanding, less the weighted average number of unvested restricted common shares outstanding during the period.

Diluted per share amounts are determined in the same manner as basic per share amounts, except the number of weighted average common shares used in the computations (i) includes unvested restricted common shares outstanding and (ii) is increased assuming the exercise of dilutive stock options using the treasury stock method.

The following table presents the calculations of weighted average common shares used in the computations of basic and diluted per share amounts presented in the accompanying consolidated statements of income:

	Year ended December 31,		
	2002	2001	2000
Basic:			
Weighted average shares of common stock outstanding	14,737	15,338	15,630
Less weighted average shares of restricted common stock	9	12	20
Weighted average common shares used in computing basic per share amounts	14,728	15,326	15,610
Diluted:			
Weighted average shares of common stock outstanding	14,737	15,338	15,630
Plus weighted average shares of common stock from the assumed exercise of dilutive stock options	58	49	—
Weighted average common shares used in computing diluted per share amounts	14,795	15,387	15,630

Statements of cash flows information

During 2002, 2001 and 2000, the Company made payments for interest and income taxes as follows:

	2002	2001	2000
Interest, net of amounts capitalized ($1,074 in 2002, $1,708 in 2001 and none in 2000)	$ 2,485	$ 1,285	$ 3,507
Income taxes	$ 2,812	$ 93,466	$ 17,070

Concentrations of credit risk and significant customer

Substantially all of the Company's revenues were from communications and related services provided in the Northern California area. The Company performs ongoing credit evaluations of its customers' financial condition and management believes that adequate allowances for doubtful accounts have been provided.

Approximately 1%, 3% and 11% of the Company's consolidated operating revenues in 2002, 2001 and 2000, respectively, were derived from access charges and other charges to SBC. No other customers accounted for more than 10% of consolidated operating revenues in these years.

Other comprehensive income

Significant components of the Company's other comprehensive income (loss) are as follows:

	Cumulative	Year Ended December 31,		
	Amounts	2002	2001	2000
Net Income	$112,191	$ 11,249	$ 10,317	$ 125,793
Minimum pension and post-retirement benefit liability adjustment, net of income taxes of $1,138 in 2002 (none in 2001 or 2000)	(1,637)	(1,637)	—	—
Other comprehensive income	$110,554	$ 9,612	$ 10,317	$ 125,793

◁P4

Recent accounting pronouncements

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 addresses accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." The Company believes its wireless and LMDS licenses have indefinite lives because such licenses can be renewed indefinitely at little cost. Accordingly, the Company has applied the nonamortization provision of SFAS No. 142 to the Company's wireless and LMDS licenses effective January 1, 2002, which resulted in an increase in the Company's consolidated net income of $305 ($0.02 per share) for the year ended December 31, 2002. The Company's operating results for the year ended December 31, 2001 included $483 of amortization related to the Company's wireless and LMDS licenses. In the absence of such amortization, the Company's adjusted net income for the year ended December 31, 2001 would have been $10,600 ($0.69 per share). Beginning in the first quarter of 2002, the Company's wireless and LMDS licenses are carried at the lower of cost or fair value (the application of this provision of SFAS No. 142 had no effect on the Company's consolidated financial statements as of and for the year ended December 31, 2002). The goodwill recognized by the Company in connection with its acquisition of SureWest Custom Data Services in July 2001 is not being amortized based on the provisions of SFAS Nos. 141 and 142. Instead, under the provisions of SFAS No. 142, goodwill is evaluated at least annually for impairment in a two-step process. The first step screens for potential impairment and the second step measures any impairment loss resulting from step one. The Company tests for impairment annually during the fourth quarter. The Company completed its annual impairment test during the fourth quarter of 2002 and did not identify any impairment.

On December 31, 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, it also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income, including per share amounts, of an entity's accounting policy decisions with respect to stock-based employee compensation in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their stock-based employee compensation using the fair value method. The disclosure provisions of SFAS No. 123 were effective immediately in 2002. As of December 31, 2002, the Company does not have any immediate plans to change its method of accounting for stock-based employee compensation to the fair value method.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with an Exit or Disposal Activity." SFAS No. 146 revises the accounting for exit and disposal activities under Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," by extending the period in which expenses related to restructuring activities are reported. A commitment to a plan to exit an activity or dispose of long-lived assets will no longer be sufficient to record a one-time charge for most restructuring activities. Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value. In addition, the resultant liabilities will be subsequently adjusted for changes in estimated cash flows. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. Companies may not restate previously issued financial statements for the effect of the provisions of SFAS No. 146, and liabilities that a company previously recorded under EITF Issue No. 94-3 are grandfathered. The Company has adopted SFAS No. 146 on January 1, 2003, and it does not believe that the adoption of this new standard will have a material effect on its consolidated financial statements.

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and provides a single accounting model for long-lived assets to be disposed of. The adoption of SFAS No. 144 did not have a material effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is required to adopt SFAS No. 143 on January 1, 2003, and it does not believe the adoption of SFAS No. 143 will have a material effect on its consolidated financial statements.

P50▷

In October 2002, the FASB's EITF reached a consensus on EITF Issue No, 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Under EITF Issue No. 00-21, revenue arrangements with multiple deliverables are required to be divided into separate units of accounting under certain circumstances. The Company will prospectively adopt EITF Issue No. 00-21 for arrangements entered into beginning after June 30, 2003, and it does not believe the adoption of this new guidance will have a material effect on its consolidated financial statements.

On January 1, 2002, the Company adopted the provision of EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," dealing with consideration from a vendor to a reseller under cooperative advertising and other arrangements. This provision of EITF Issue No. 01-9 states that consideration from a vendor to a reseller of the vendor's products or services is presumed to be a reduction of the selling price of the vendor's products or services, unless the vendor (i) receives an identifiable benefit in return for the consideration and (ii) can reasonably estimate the fair value of the benefit received. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, the excess amount is to be recorded by the vendor as a reduction of revenues. The application of this new guidance did not have a material effect on the Company's consolidated financial statements as of and for the year ended December 31, 2002.

In November 2002, the FASB issued interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable. FIN No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure provisions of FIN No. 45 are effective immediately in 2002. The Company is required to adopt the recognition and measurement provisions of FIN No. 45 on a prospective basis with respect to guarantees issued or modified after December 31, 2002. The Company does not believe the adoption of the recognition and measurement provisions of FIN No. 45 will have a material effect on its consolidated financial statements.

2. Revenue Recognition

The Company recognizes revenue when (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) delivery of the product to the customer has occurred or service has been provided to the customer, (iii) the price to the customer is fixed or determinable and (iv) collectibility of the sales price is reasonably assured. Certain revenues derived principally from local telephone, dedicated network access, data communications and wireless services are billed in advance and recognized in subsequent periods when the services are provided. Revenues derived from other telecommuni-

cations services, principally network access, long distance, billing and collection services, Internet access service, Digital Subscriber Line ("DSL"), wireless, and digital cable, are recognized monthly as services are provided. Incremental direct costs of telecommunications service activation are charged to expense in the period in which they are incurred. Directory publication revenues and costs related to publishing and distributing directories are recognized using the "circulation period" method, under which revenues and related costs are recognized ratably over the expected useful life of the directory, generally one year from the date of publication. For all other operations, revenue is recognized when products are delivered or services are rendered to customers.

Certain of the Company's customers have filed for bankruptcy protection in 2002, the most notable of which was WorldCom, Inc. ("WorldCom"), which, together with its affiliates, filed for bankruptcy protection on July 21, 2002. As a result of the WorldCom bankruptcy filing, the Company recognized, as bad debt expense in 2002 $1,300 relating to sums owing from WorldCom to the Company for services prior to the bankruptcy filing.

With respect to post-petition obligations, WorldCom had proposed pursuant to a provision of the Bankruptcy Code, and the Bankruptcy Court has agreed, utilities are entitled to "adequate assurances" that WorldCom will satisfy its obligations for post-petition services. In its original filings, WorldCom proposed its own set of assurances to utilities, but such assurances did not include either deposits or advance payments. Ultimately, the Bankruptcy Court granted to all utilities that provide post-petition services to WorldCom, including the Company, an administrative expense priority claim for all post-petition services. Although the Bankruptcy Order did not require WorldCom to provide any deposits or advance payments as adequate assurance of payment, it did provide, with respect to any post-petition services provided after August 14, 2002, that each utility will have a junior superiority administrative claim senior to other administrative claims and junior only to the claims of WorldCom's post-petition lenders. If WorldCom fails to pay for post-petition services, a utility can either take appropriate action under any applicable tariff or regulation, or seek, on an expedited basis, an order from the Bankruptcy Court requiring immediate payment or other relief.

◁P51

During the fourth quarter of 2000, the Company changed its method of accounting, retroactive to January 1, 2000, for up-front fees associated with telecommunications service activation in accordance with the guidance contained in the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Previously, the Company had recognized such up-front fees as revenues upon activation of service. Under the new accounting method, the Company now recognizes up-front fees associated with service activation over the expected duration of the customer relationships, which presently ranges from one to five years, using the straight-line method. The cumulative effect of the change on prior years resulted in a charge to income of $3,273 (net of income taxes of $2,250), which is included in net income for the year ended December 31, 2000. The effect of the change on the year ended December 31, 2000 was to decrease income before extraordinary loss and the cumulative effect of the accounting change was $508 ($0.03 per share). For the years ended December 31, 2002, 2001 and 2000, the Company recognized $1,875, $1,708 and $2,380, respectively, of revenues that were included in the cumulative effect adjustment as of January 1, 2000. The effect of those revenues was to increase income by $1,125 (net of income taxes of $750), $1,025 (net of income taxes of $683) and $1,417 (net of income taxes of $963) for the years ended December 31, 2002, 2001 and 2000, respectively. The pro forma amounts presented in the accompanying consolidated statements of income were calculated assuming the accounting change was made retroactively to prior periods.

3. Asset Purchase

On July 12, 2002, the Company purchased substantially all of the assets of Western Integrated Networks, LLC and certain affiliates (collectively, "WIN") in a transaction supervised by the United States Bankruptcy Court for the District of Colorado. The purchase price for the assets of WIN consisted of (i) $12,000 in cash, (ii) direct acquisition costs of $560 and (iii) the assumption of certain current liabilities aggregating $4,579 relating principally to executory contracts and capital lease obligations. Under the terms of the asset purchase agreement, $1,200 of the aggregate purchase price was held in an escrow account to protect the Company in the event of any claims available to the Company. On January 28, 2003, $150 was released to the Company, and the balance remains in the escrow account. Prior to December 31, 2002, the Company sold certain equipment acquired in the transaction for $2,157, which equaled its aggregate carrying value at the date of sale.

The Company does not believe the assets acquired from WIN constitute a self-sustaining, integrated set of activities and assets that would constitute a business, principally due to the absence of an established customer base at WIN or significant revenue generating activities as of July 12, 2002. Since July 12, 2002, the Company has been utilizing the assets acquired from WIN to offer bundled high-speed Internet, digital cable and telephone services under the SureWest Broadband/Residential Services name in the Sacramento metropolitan area.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, July 12, 2002, based on the Company's preliminary allocation of the aforementioned purchase price:

Accounts receivable, net	$ 615
Equipment held for sale	2,157
Other current assets	943
Property, plant and equipment	12,064
Intangible asset relating to favorable operating leases	1,360
Total assets acquired	17,139
Current liabilities assumed under executory contracts	3,345
Liabilities assumed under capital lease obligations	1,064
Other liabilities	170
Total liabilities assumed	4,579
Net assets acquired	$ 12,560

The carrying values of the assets and liabilities of WIN that the Company is using in its ongoing operations have been preliminarily adjusted in the accompanying consolidated financial statements based on their estimated fair values as of July 12, 2002. The equipment purchased from WIN that is held for sale consists primarily of network assets located in Dallas, Texas. Such equipment is stated at its estimated fair value less costs of disposal in the accompanying consolidated financial statements. The Company expects to complete the sale of such equipment during the first quarter of 2003 at an amount that approximates the aggregate carrying value of this equipment as of December 31, 2002. The Company's preliminary purchase price allocation is subject to change when additional information concerning the fair values of the assets acquired and liabilities assumed from WIN is obtained.

P52▷

The property, plant and equipment acquired from WIN consist principally of a primary processing center, video head end equipment, a fiber-coaxial cable network located in the Sacramento metropolitan area, software licenses and office furniture and equipment. The Company is depreciating these assets on a straight-line basis over estimated useful lives ranging from three to fifteen years.

In addition, the Company recognized an intangible asset related to favorable operating leases assumed from WIN. This intangible asset is being amortized to rent expense over the remaining lease terms, which range from two to ten years. For the year ended December 31, 2002, the Company amortized $100 of this intangible asset.

4. Sale of Alarm Monitoring Division

On January 25, 2002, the Company sold substantially all of the assets of its alarm monitoring division, which was a component of the Telecom segment, for approximately $5,150, subject to certain future adjustments, which are not expected to be material. This sale resulted in a pre-tax gain of $4,435 during 2002. Through December 31, 2002, the Company had received cash proceeds of $4,995, of which $500 was received during the fourth quarter of 2001, related to the sale of the alarm monitoring division assets. The alarm monitoring assets consisted primarily of customer contracts and equipment, which had a net book value of approximately $355 as of the date of the sale. The purchaser of the assets has commenced litigation against the Company relating to claims in connection with certain contracts assigned to the purchaser. Given the early stages of the litigation it is not yet possible to determine its ultimate outcome. However, the Company does not believe this litigation will have a material adverse effect on the Company's consolidated financial position or results of operations. Total operating revenues attributable to the Company's alarm monitoring division during the years ended 2002, 2001 and 2000 were $279, $2,530 and $2,247, respectively.

5. Acquisition of Business and Minority Interest

Effective July 31, 2001, the Company acquired all of the outstanding common stock of SureWest Custom Data Services for $2,100 in cash. The acquisition was accounted for as a purchase in accordance with SFAS No. 141 "Business Combinations." The assets of SureWest Custom Data Services acquired by the Company, which had an aggregate fair value of $491, consisted principally of cash, accounts receivable and property, plant and equipment. The liabilities of SureWest Custom Data Services assumed by the Company, which had an aggregate fair value of $534, consisted principally of accounts payable and long-term debt. As a result of this acquisition, the Company recorded $2,171 of goodwill, which was assigned to the Telecom Segment. None of this goodwill is deductible for tax purposes.

During the second quarter of 2001, the Company acquired from Foresthill Telephone Co. ("FHT") its 1.8% interest in SureWest Wireless for $2,500 in cash. As a result of the acquisition, the Company now owns 100% of SureWest Wireless. A former member of the Company's Board of Directors was, at the time of the acquisition, the President and sole shareholder of FHT.

6. Investment in Sacramento-Valley Limited Partnership ("SVLP")

Roseville Telephone and Roseville Alternative, with an aggregate equity interest of approximately 24%, were limited partners of SVLP, a limited partnership formed for the operation of a cellular telephone system principally in California. The Company accounted for its investment in SVLP using the equity method.

On November 3, 2000, Roseville Telephone and Roseville Alternative sold their collective 24% interest in SVLP to Verizon Wireless for approximately $236,150, resulting in a pre-tax gain of $201,294.

The following table reflects certain unaudited pro forma consolidated financial information for the year ended December 31, 2000 as if the sale of the Company's investment in SVLP had occurred prior to January 1, 2000. Such unaudited pro forma consolidated financial information excludes any income that could have been earned, or expenses that could have been avoided, based upon management's use of the proceeds from this transaction.

	2000
Consolidated statement of operations data:	
Total operating revenues	$ 143,194
Income before extraordinary loss and cumulative effect of change in accounting principle	$ 14,512
Net loss	$ (53)
Basic earnings (loss) per share	$ —
Diluted earnings (loss) per share	$ —

7. Credit Arrangements

Long-term debt outstanding as of December 31, 2002 and 2001 consisted of the following:

	2002	2001
Unsecured Series A Senior Notes, with interest payable semiannually at a fixed rate of 6.3%; principal payments are due in equal annual installments of approximately $3,636, commencing in December 2003 and ending in December 2013	$ 40,000	$ 40,000
Unsecured term loan with a bank, with interest payable quarterly at a fixed rate of 6.22%; principal payments are due in equal quarterly installments of approximately $536, through December 2003	2,143	4,285
Total long-term debt	42,143	44,285
Less current portion	5,779	2,143
Total long-term debt, net of current portion	$ 36,364	$ 42,142

At December 31, 2002, the aggregate maturities of long-term debt were $5,779, in 2003, then $3,636 annually through 2013 totaling $36,364.

Certain of the aforementioned credit arrangements contain various positive and negative covenants with respect to cash flow coverage, tangible net worth and leverage ratio. These provisions could restrict the payment of dividends in certain circumstances; however, the entire amount of retained earnings at December 31, 2002 and 2001 was unrestricted.

On March 13, 2003, the Company completed a note purchase agreement for the issuance of its unsecured Series B Senior Notes in the aggregate principal amount of $60,000 (Note 18) with a maturity of 10 years. The Company will use a portion of the proceeds to retire certain short-term borrowings with an aggregate outstanding principal balance of $15,000 as of December 31, 2002. Consequently, such short-term borrowings have been presented as a long-term liability in the accompanying consolidated balance sheet as of Decemeber 31, 2002.

In March 2000, the Company entered into a business loan agreement with a bank for a $30,000 line of credit with a term of three years. In July 2002, the bank amended the credit facility, increasing the borrowing capacity from $30,000 to

$50,000 through June 1, 2004. At December 31, 2002, the Company had utilized $15,000 of the borrowing capacity. Interest on such borrowings is based on a LIBOR-based pricing formula and is payable monthly. The interest rate as of December 31, 2002 was 2.74%.

8. Income Taxes

Income tax expense consists of the following components:

	2002	2001	2000
Current expense (benefit):			
Federal	$ (9,095)	$ (4,613)	$ 87,013
State	(607)	1,101	22,403
Total current expense (benefit)	(9,702)	(3,512)	109,416
Deferred expense (benefit):			
Federal	15,010	10,050	(11,978)
State	2,118	331	(2,282)
Total deferred expense (benefit)	17,128	10,381	(14,260)
Total income tax expense	$ 7,426	$ 6,869	$ 95,156

Income tax expense differs from that computed by using the statutory federal tax rate (35% in all years presented) due to the following:

	2002	2001	2000
Computed at statutory rates	$ 6,536	$ 6,015	$ 82,304
Increase (decrease):			
State taxes, net of federal benefit	982	930	13,079
Other, net	(92)	(76)	(227)
Income tax expense	$ 7,426	$ 6,869	$ 95,156
Effective federal and state tax rate	39.8%	40.0%	40.5%

The significant components of the Company's deferred income tax assets and liabilities were as follows at December 31, 2002 and 2001:

	Deferred Income Taxes			
	2002		2001	
	Assets	Liabilities	Assets	Liabilities
Property, plant and equipment-primarily due to depreciation differences	$ —	$ 32,128	$ —	$ 27,474
Differences in the timing of recognition of revenues	7,182	—	10,361	—
State franchise taxes	—	—	640	—
Differences in the recognition of retirement-related obligations	—	—	5,712	—
Other, net	6,432	8,038	1,905	1,710
Total	13,614	40,166	18,618	29,184
Less current portion	—	—	640	—
Total deferred income taxes	$ 13,614	$ 40,166	$ 17,978	$ 29,184
Net long-term deferred income tax liability		$ 26,552		$ 11,206

As of December 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $390 which will expire in the years 2018 through 2021, if not utilized. The Company also had net operating loss carryforwards for state income tax purposes of approximately $3,286, which will expire in the years 2003 through 2012, if not

utilized. The Company also had research and development tax credit carryforwards of approximately $100 each for federal and state income tax purposes. The federal credit will expire in 2022 if it is not utilized. The state credits have no expiration date.

9. Pension and Other Post-Retirement Benefits

The Company sponsors a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all employees. Benefits are based on years of service and the employee's average compensation during the five highest consecutive years of the last ten years of credited service. The Company's funding policy is to contribute annually an actuarially determined amount consistent with applicable federal income tax regulations. Contributions are intended to provide for benefits attributed to service to date. Pension Plan assets are primarily invested in collective trust accounts, government and government agency obligations, publicly traded stocks and bonds and mortgage-related securities.

The Company also has a Supplemental Executive Retirement Plan ("SERP"), which provides supplemental retirement benefits to certain executives of the Company. The SERP provides for incremental pension payments partially to offset the reduction in amounts that would have been payable under the Pension Plan if it was not for limitations imposed by federal income tax regulations.

Net periodic pension cost for 2002, 2001 and 2000 under the Pension Plan and SERP included the following components:

	2002	2001	2000
Service cost-benefits earned during the period	$ 4,552	$ 4,060	$ 3,652
Interest cost on projected benefit obligation	6,866	6,394	5,858
Expected return on plan assets	(6,368)	(6,487)	(6,418)
Amortization of transition obligation	510	385	265
Net pension cost	$ 5,560	$ 4,352	$ 3,357

◄P5

The following table sets forth the change in benefit obligation, change in plan assets and funded status of the Pension Plan and SERP as of December 31, 2002 and 2001:

	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 95,460	$ 85,807
Service cost	4,552	4,060
Interest cost	6,866	6,394
Plan amendments	—	358
Actuarial losses (gain)	(4,026)	2,510
Benefits paid	(3,999)	(3,669)
Benefit obligation at end of year	$ 98,853	$ 95,460
	2002	2001
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 74,019	$ 77,934
Actual return on plan assets	(8,158)	(4,863)
Company contribution	11,943	4,617
Benefits paid	(3,999)	(3,669)
Fair value of plan assets at end of year	$ 73,805	$ 74,019
Funded status:		
Funded status of plan at end of year	$ (25,048)	$ (21,441)
Unrecognized actuarial loss	22,210	11,861
Unrecognized prior service cost	667	759
Unrecognized net transition obligation	840	1,107
Intangible asset	(4,282)	—
Accrued benefit cost	$ (5,613)	$ (7,714)

The discount rates used in determining the projected benefit obligation at December 31, 2002 and 2001 were 6.75% and 7.0%, respectively. The assumed rates of increase in future compensation levels used to measure the projected benefit obligation were 5.0% and 6.0% at December 31, 2002 and 2001, respectively. The expected long-term rate of return on plan assets used in determining net pension cost was 8.5% in 2002 and 2001, respectively.

Prior to December 31, 2001, the Company maintained two defined contribution retirement plans, the Employee Stock Ownership Plan ("ESOP") and the Retirement Supplement Plan ("RSP"), which together provided retirement and savings fea-

tures for substantially all employees. The Company approved an amendment to merge the RSP into the ESOP as of December 31, 2001 and to change the structure of the Company's provision to match employee contributions to the ESOP from one-half of an employee's contributions, to a dollar-for-dollar match up to six percent of an employee's salary.

In addition, effective June 1, 2002, the Company approved an amendment to establish the SureWest KSOP (the "KSOP"), replacing the ESOP, in order to allow its participants an opportunity to diversify their retirement holdings. All of the assets held in the ESOP were transferred to the KSOP. The Company has retained an investment management company to be the record keeper and fund manager of the KSOP. Employees may choose from eleven investment options, including the Company's Stock Fund. The KSOP will continue to have both a retirement and savings feature. The retirement feature allows for qualified tax deferred contributions by employees under Section 401(k) of the Internal Revenue Code. The KSOP provides for voting rights as to the participant's share of the Company's common stock held by the KSOP and for certain diversification rights of the participant's account balances. Aggregate matching contributions made by the Company under the KSOP, RSP and ESOP were $1,962, $1,725 and $1,645 in 2002, 2001 and 2000, respectively. At December 31, 2002, 9% of the Company's outstanding shares of common stock was held by the KSOP.

The Company provides certain post-retirement benefits other than pensions to substantially all employees, including life insurance benefits and a stated reimbursement for Medicare supplemental insurance. The benefit obligations and annual post-retirement benefits costs relating to these benefits are not significant to the Company's consolidated financial position and results of operations.

10. Commitments and Contingencies

Capital and operating leases

P56▻ As a result of the acquisition by SureWest Televideo of certain WIN assets in July 2002 (Note 3) the Company assumed capital leases for certain vehicles. These leases bear interest at imputed rates of 6.3% to 16.2% per annum and expire through December 2010. The capitalized costs and accumulated amortization related to assets under capital leases were $1,064 and $105, respectively, as of December 31, 2002. The amortization of assets under capital leases is included in the depreciation and amortization expense in the accompanying consolidated financial statements.

The Company leases certain facilities and equipment used in its operations under arrangements accounted for as operating leases. The facility leases generally require the Company to pay operating costs, including property taxes, insurance and maintenance, and certain of them contain scheduled rent increases and renewal options. The Company recognizes rent expense on a straight-line basis over the term of each lease. Total rent expense for all operating leases was $4,238, $2,999 and $1,957 in 2002, 2001 and 2000, respectively.

As of December 31, 2002, the Company had various non-cancellable operating and capital leases with terms greater than one year. Future minimum lease payments for all non-cancellable operating and capital leases at December 31, 2002 are as follows:

	Operating Leases	Capital Leases
2003	$ 4,654	$ 419
2004	3,908	412
2005	2,975	230
2006	2,398	32
2007	1,931	7
Thereafter	7,644	22
	$ 23,510	$ 1,122
Less: amount representing interest		206
Present value of net minimum lease payments		916
Less: current portion		309
		$ 607

Other commitments

As of December 31, 2002, binding commitments for minimum long distance service usage, as described below, and future capital expenditures approximate $2,560 in the aggregate.

In 2000, the Company entered into a 3-year, non-exclusive agreement with Global Crossing Ltd. ("Global Crossing"), a long distance service provider, for the right to provide long distance service to the Company's customers at a fixed price during the term of the agreement. This agreement expires in July 2003 and the Company has a minimum remaining aggregate long distance service usage commitment of approximately $280 as of December 31, 2002. On January 28, 2002, Global Crossing filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Effective December 2002, the Company entered into a 2-year, non-exclusive agreement with Sprint Communications Company L.P. ("Sprint"), a long-distance service provider, for the right to provide network transport services to the Company's customers at fixed prices during the term of the agreement. The Company has a monthly minimum usage requirement of $25 effective June 2003. The minimum usage requirement for 2003 is $175. Rates for the services that will be provided by Sprint are substantially the same as those offered by Global Crossing. Therefore, the Company does not believe that Global Crossing's bankruptcy filing will have a material effect on its consolidated financial position or results of operations.

Litigation, regulatory proceedings and other contingencies

The Company is subject to certain legal and regulatory proceedings, Internal Revenue Service examinations, and other claims arising in the ordinary course of its business. In the opinion of management, the ultimate outcome of these matters will not materially affect the consolidated financial position or results of operations of the Company.

11. Equity Incentive Plans

The Company has adopted two equity incentive plans (the "Plans") for certain employees, outside directors, and consultants of the Company, which were approved by the shareholders. The Company authorized for future issuance under the Plans, one million shares (subject to upward adjustment based upon the Company's issued and outstanding shares) of authorized, but unissued, common stock. The Plans permit issuance by the Company of awards in the form of restricted shares, stock units, performance shares, stock options and stock appreciation rights. The exercise price per share of the Company's common stock purchasable under any stock option shall not be less than 100% of the fair market value of a share of the Company's common stock on the date of the grant, and the exercise price under a non-qualified stock option shall not be less than 85% of the fair market value of the Company's common stock on the date of the grant.

The following table summarizes stock option activity for the years ended December 31, 2002 and 2001:

	Shares of Common Stock	Option Price Per Share
Balance as of December 31, 2000	612,500	$ 39.00 - $ 42.00
Granted	169,800	$ 39.00 - $ 50.50
Exercised	(6,678)	$ 39.00 - $ 42.00
Cancelled	(35,735)	$ 39.00 - $ 50.50
Balance as of December 31, 2001	739,887	$ 39.00 - $ 50.50
Granted	180,250	$ 30.07 - $ 55.74
Exercised	(22,805)	$ 39.00 - $ 40.00
Cancelled	(32,210)	$ 39.00 - $ 50.50
Balance as of December 31, 2002	865,122	$ 30.07 - $ 55.74

The following is a summary of the status of the stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 30.07 - $ 30.49	31,000	9.77	$ 30.35	—	$ —
$ 37.63 - $ 40.00	626,422	8.02	$ 39.11	199,579	$ 39.25
$ 40.50 - $ 49.50	83,700	8.88	$ 43.15	12,676	$ 42.13
$ 50.37 - $ 55.74	124,000	8.89	$ 50.85	49,836	$ 50.50
$ 30.07 - $ 55.74	865,122	8.30	$ 40.87	262,091	$ 41.53

During the year ended December 31, 2002, the Company issued 1,500 shares of the Company's restricted common stock, which had a fair market value of $46 as of the date of grant, to certain members of management and outside counsel. For the year ended December 31, 2001, the Company recorded deferred stock-based compensation of $363 as a result of issuing 8,450 shares of the Company's restricted common stock to members of the Company's Board of Directors and certain members of management. These amounts were determined based on the fair market value of such common shares at the date of grant and are being amortized to operations over the vesting period (which ranges from two to five years) using a graded vesting method. Stock-based compensation expense related to these issuances was $202 and $60 for the years ended December 31, 2002 and 2001, respectively.

Pro forma Stock-Based Compensation Information

Pro forma information regarding the Company's consolidated net income and earnings per share (Note 1) is determined as if the Company had accounted for its employee stock options using the fair value method. Under this method, the fair value of each option granted is estimated on the date of grant using the Black-Scholes valuation model.

The Company uses the intrinsic value method in accounting for its employee stock options because, as discussed below, the alternative fair value accounting method requires the use of option valuation models that were not developed for use in valuing employee stock options. Under the intrinsic value method, when the exercise price of the Company's employee stock options equals the market price of the underlying stock of the date of grant, no compensation expense is recognized.

The aforementioned option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value of the estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

P58 ▷

For the years ended December 31, 2002 and 2001, the fair value of the Company's stock-based awards to employees was estimated using the following weighted average assumptions:

	2002	2001
Expected life of options in years	4.0	5.0
Volatility	39.95%	26.70%
Risk-free interest rate	2.54%	4.24%
Expected dividend yield	2.13%	1.76%

12. Stock Repurchase

In February 2000, the Board of Directors authorized the repurchase of up to 1 million shares of Company common stock. In June, 2002, the Board of Directors approved the repurchase of an additional 500 thousand shares. The shares are purchased from time to time in the open market or through privately negotiated transactions subject to overall financial and market conditions. Additionally, the Company implemented an odd-lot repurchase program during 2001. Through December 31, 2002, approximately 1 million shares of common stock have been repurchased through the programs. The Company has remaining authorization from the Board of Directors to repurchase an additional 469 thousand outstanding shares.

13. Shareholder Rights Plan and Change in Control Agreement

The Company has a Shareholder Rights Plan wherein shareholders of the Company receive rights to purchase the Company's common stock, or an acquirer's common stock, at a discount in certain events involving an acquisition of 20% or more of the Company's common stock by any person or group in a transaction not approved by the Company's Board of Directors. The rights expire in March 2008.

The Company has change in control agreements with approximately 20 employees, which provide upon 1) a change in control of the Company and 2) a constructive termination of employment, the payment of a severance benefit approximately equal to twice the employee's annual compensation.

14. Business Segments

The Company has two reportable business segments: Telecom and Wireless. The Telecom segment primarily provides local, network access and long distance services, directory advertising services, Internet services, digital cable, and the sale of non-regulated products and services principally to customers residing in Roseville Telephone's service area and outside area. The Wireless segment provides personal communications services and the sale of related communications equipment. The Company evaluates the performance of these business segments based on income (loss) from operations.

These segments are strategic business units that offer different products and services. The accounting policies of these segments are the same as those described in Notes 1 and 2. The Company accounts for intersegment sales and transfers at prevailing market rates. Intersegment sales and transfers between the Telecom and Wireless segments are not significant.

The Company's business segment information is as follows:

2002	Telecom	Wireless	Consolidated
Total operating revenues	$ 165,178	$ 23,732	$ 188,910
Depreciation and amortization	30,221	14,905	45,126
Interest income	738	1	739
Interest expense, net of capitalized interest	(451)	(1,425)	(1,876)
Income (loss) from operations	40,659	(24,969)	15,690
Income tax expense (benefit)	18,177	(10,751)	7,426
Net income (loss)	26,919	(15,670)	11,249
Assets	306,288	91,832	398,120
Capital expenditures	32,704	10,650	43,354

2001	Telecom	Wireless	Consolidated
Total operating revenues	$ 149,933	$ 16,301	$ 166,234
Depreciation and amortization	28,007	11,834	39,841
Interest income	4,803	—	4,803
Interest expense, net of capitalized interest	446	(1,760)	(1,314)
Income (loss) from operations	41,680	(28,917)	12,763
Income tax expense (benefit)	19,324	(12,455)	6,869
Net income (loss)	28,441	(18,124)	10,317
Assets	320,836	91,507	412,343
Capital expenditures	40,711	28,845	69,556

2000	Telecom	Wireless	Consolidated
Total operating revenues	$ 138,272	$ 4,922	$ 143,194
Depreciation and amortization	22,747	6,144	28,891
Income from unconsolidated businesses	10,089	—	10,089
Interest income	2,814	—	2,814
Interest expense	(1,629)	(2,594)	(4,223)
Income (loss) from operations	41,861	(18,134)	23,727
Income tax expense (benefit)	103,282	(8,126)	95,156
Extraordinary loss, net of tax	(10,932)	—	(10,932)
Cumulative effect of change in accounting principle, net of tax	(3,273)	—	(3,273)
Net income (loss)	137,618	(11,825)	125,793
Assets	452,814	76,128	528,942
Capital expenditures	45,973	41,261	87,234

15. Quarterly Financial Information (Unaudited)

2002	March 31	June 30	September 30	December 31
Operating revenues	$ 43,964	$ 43,793	$ 52,346	$ 48,807
Income from operations	$ 5,129	$ 3,047	$ 7,026	$ 488
Net income	$ 5,609	$ 1,703	$ 3,852	$ 85
Basic earnings per share	$ 0.37	$ 0.12	$ 0.26	$ 0.01
Diluted earnings per share	$ 0.37	$ 0.12	$ 0.26	$ 0.01

2001	March 31	June 30	September 30	December 31
Operating revenues	$ 42,264	$ 38,336	$ 40,318	$ 45,316
Income from operations	$ 6,056	$ 499	$ 1,619	$ 4,589
Net income	$ 4,986	$ 1,475	$ 1,447	$ 2,409
Basic earnings per share	$ 0.32	$ 0.10	$ 0.09	$ 0.16
Diluted earnings per share	$ 0.32	$ 0.10	$ 0.09	$ 0.16

On January 25, 2002, the Company sold substantially all of the assets of its alarm monitoring division, which was a component of the Telecom segment, for approximately $5,150, subject to certain future adjustments which are not expected to be material. This sale resulted in a pre-tax gain of $4,435 during the quarter ended March 31, 2002.

During the third quarter of 2002, as a result of certain legal and regulatory developments, the Company changed its estimate for a portion of Roseville Telephone's interstate shareable earnings obligations related to the 1999 through 2001 monitoring periods. This change in accounting estimate increased the Company's consolidated revenues by $5,092 and net income by $3,065 ($0.21 per share) during the quarter ended September 30, 2002.

As a result of the Company's annual cost separation studies, the Company changed its estimate for a portion of Roseville Telephone's interstate and intrastate shareable earnings obligations during the fourth quarter of 2002. This change in accounting estimate increased the Company's consolidated revenues by $1,115 and net income by $671 ($0.05 per share) for the quarter ended December 31, 2002.

Effective November 1, 2002, the Company increased the estimated useful lives primarily related to its wireless switching and voice mail equipment from five to ten years. This change in accounting estimate decreased the Company's 2002 depreciation expense by $206 and increased the Company's consolidated net income by $124 ($0.01 per share) for the quarter ended December 31, 2002.

During the fourth quarter of 2001, the Company changed its estimate relating to a portion of Roseville Telephone's interstate shareable earnings obligations, principally due to the closing of the 1997 through 1998 monitoring period. This change in accounting estimate increased the Company's consolidated revenues and net income by $2,150 and $1,290 ($0.08 per share), respectively, for the quarter ended December 31, 2001.

The Company adopted SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," effective January 1, 2000, which requires non-recurring revenues associated with service and activation charges to be deferred. The cumulative effect of this change in accounting principle was $3,273, net of tax, ($0.21 per share) in 2000.

For the three-month periods ended March 31, June 30, September 30 and December 31, 2002 and 2001, the Company recognized the following revenues that were included in the cumulative effect adjustment as of January 1, 2000:

Three Months Ended:	
March 31, 2002	$ 535
June 30, 2002	$ 488
September 30, 2002	$ 449
December 31, 2002	$ 402
March 31, 2001	$ 513
June 30, 2001	$ 462
September 30, 2001	$ 408
December 31, 2001	$ 325

The net effect of these revenues in 2002 was to increase net income in the three-month periods ended March 31, June 30, September 30 and December 31 by $321, $293, $270 and $241, respectively.

The net effect of these revenues in 2001 was to increase net income in the three-month periods ended March 31, June 30, September 30 and December 31 by $308, $277, $245 and $195, respectively.

16. Other Related Party Transactions

An officer of the Company is also a member of the Board of Directors of a local banking institution. As of December 31, 2000, the Company had a $15,000 certificate of deposit with a term greater than one year with such banking institution. In the fourth quarter of 2001, the Company redeemed this certificate of deposit for an amount equal to its historical carrying value, including accrued interest.

A member of the Company's Board of Directors is also an executive officer and director of a certain entity from which the Company purchased approximately $545 and $1,000 in telecommunications equipment during 2001 and 2000, respectively, (no similar purchases were made during 2002).

On May 31, 2002, the Company repurchased 300 thousand shares of its common stock from one of its employee benefit plans. The Company utilized two separate independent third party entities for the purpose of providing fairness opinions in connection with the transaction. The shares were repurchased at a price of $50 per share and were retired upon repurchase.

17. Discontinuance of Regulatory Accounting

In December 2000, management determined that, primarily as a result of a significant increase in competition within Roseville Telephone's service area, the application of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," was no longer appropriate for Roseville Telephone. As a result of the discontinuation of SFAS No. 71 accounting by Roseville Telephone, the Company recorded an extraordinary non-cash charge of $10,932, which is net of related tax benefits of $7,631, in December 2000.

The components of this charge are as follows:

Change in plant-related balances	$ 19,573
Elimination of regulatory assets and liabilities, net	$ (1,010)
Total pre-tax charge	$ 18,563
Total after-tax charge	$ 10,932

The change in plant-related balances primarily represents an increase in accumulated depreciation of $19,573 for the removal of an embedded regulatory asset resulting from the use of regulatory lives for depreciation of property, plant and equipment, which have typically been longer than the respective estimated economic lives. The following is a comparison of new depreciation lives to those prescribed by regulators for selected plant categories:

	Average Lives in Years	
Plant Category	Regulator Prescribed	Estimated Economic
Buildings	38	35
Digital switches	13-16	10
Digital circuits	9	9
DSL equipment	9	3
Fiber optic cable	25	20
Conduit	45	40
Metallic cable	17	15

The discontinuance of SFAS No. 71 accounting by Roseville Telephone also required the Company to eliminate from its consolidated balance sheet at December 31, 2000, the effects of any other actions of regulators that had been recognized by Roseville Telephone as assets and liabilities pursuant to SFAS No. 71, but would not have been recognized as assets and liabilities by non-regulated enterprises in general. As of December 31, 2000, prior to the discontinuance of SFAS No. 71 accounting, Roseville Telephone had recorded a net regulatory liability of $1,010, the majority of which related to the regulatory treatment of certain pension costs. Also included in Roseville Telephone's regulatory asset and liability elimination adjustment are certain insignificant income tax-related regulatory assets and liabilities. Additionally, concurrent with its discontinuation of SFAS No. 71 accounting, Roseville Telephone began accounting for interest on funds borrowed to finance

construction projects as an increase in property, plant and equipment and a reduction of interest expense. Previously, under the provisions of SFAS No. 71, Roseville Telephone accounted for the capitalization of both interest and equity costs allowed by regulators during periods of construction as other income and an addition to the cost of plant constructed.

The discontinuation of SFAS No. 71 accounting by Roseville Telephone had no effect on the accounting for any of the Company's other subsidiaries.

18. Subsequent Event

On March 13, 2003, the Company completed a note purchase agreement for the issuance of its unsecured Series B Senior Notes ("Senior B Notes") in the aggregate principal amount of $60,000. The Series B Notes have a final maturity of ten years and an average life of eight years. Interest is payable semi-annually at a fixed rate of 4.74%. Principal payments are due in equal annual installments of $12,000 commencing in March 2009 and ending in March 2013. The Company will use a portion of the proceeds from the issuance of the Series B Notes to retire certain short-term borrowings with an aggregate outstanding principal balance of $15,000 as of December 31, 2002 (Note 7).

Report of Independent Auditors

The Board of Directors and Shareholders

SureWest Communications

We have audited the accompanying consolidated balance sheets of SureWest Communications as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SureWest Communications at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company discontinued the amortization of certain indefinite-lived intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.* As discussed in Note 2 to the consolidated financial statements, in 2000 the Company changed its method of accounting for revenue recognition in accordance with guidance contained in SEC Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements.* As discussed in Note 17 to the consolidated financial statements, in 2000 the Company discontinued accounting for the operations of its local telecommunications subsidiary in accordance with Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation.*

Ernst & Young LLP

Sacramento, California
February 7, 2003,
except for Note 18, as to which the date is
March 13, 2003

Shareholder Information

Shareholder Services

Questions about stock-related matters including account changes, stock transfers and other requests for assistance with regard to your stock ownership should be directed to our transfer agent:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Telephone: (800) 509-5586 or (212) 509-4000
Fax: (212) 509-5150

Annual Meeting Information

The Annual Meeting of Shareholders of SureWest Communications will be held at 8 p.m., May 16, 2003, at 8150 Industrial Avenue, Building A, Roseville, California.

Requests for Information

Shareholders may obtain without charge a copy of the Company's Form 10-K Annual Report to the Securities and Exchange Commission (SEC) by writing to:

Investor Relations

SureWest Communications
P.O. Box 969
Roseville, California 95678-0969

Or by visiting the SEC's Edgar database at www.sec.gov

Information on the Internet

Information about SureWest Communications is available on the Internet. Visit our website at: www.surewest.com

Executive Offices

The Executive Offices of SureWest Communications are located at 200 Vernon Street, Roseville, California.

Officers

Thomas E. Doyle
Chairman of the Board of Directors

Brian H. Strom
President and Chief Executive Officer

Michael D. Campbell
Executive Vice President and Chief Financial Officer; Treasurer

Jay B. Kinder
Senior Vice President and Chief Operating Officer, Roseville Telephone Company; Senior Vice President, SureWest Directories

Fred A. Arcuri
Senior Vice President and Chief Operating Officer, SureWest Broadband

Robert M. Burger
Senior Vice President and Chief Operating Officer, SureWest Wireless

Bill M. Demuth
Vice President and Chief Technology Officer

David Marsh
Vice President and Chief Information Officer

Philip D. Germond
Vice President, Customer Operations, Roseville Telephone Company; Vice President, Roseville Long Distance

Barbara J. Nussbaum
Vice President, Administration

Peter C. Drozdoff
Vice President, Marketing

Kirk C. Doyle
Secretary

Darla J. Yetter
Assistant Secretary

Board of Directors

Thomas E. Doyle
Chairman of the Board

Kirk C. Doyle (2) (3)
Vice Chairman and Secretary
Realtor, Kirk Doyle Realty

Brian H. Strom
President and Chief Executive Officer

John R. Roberts III (1) (2) (3)
Executive Director,
The Natomas Basin Conservancy

Chris L. Branscum (1) (2) (3)
Managing Director,
Hallador Venture Partners, LLC

Neil J. Doerhoff (1) (2) (3)
Financial Consultant

Timothy D. Taron (1) (3)
Partner, Hefner, Stark & Marois, LLP

(1) Audit Committee
(2) Compensation Committee
(3) Nominating Committee



Left to right, front to back row: Brian Strom, Thomas Doyle, Kirk Doyle, John Roberts, Chris Branscum, Neil Doerhoff, Timothy Taron.



SURW
NASDAQ
LISTED